Exhibit (a)(1)(A)

Offer To Purchase for Cash

All Outstanding Shares of Common Stock

of

TITANIUM METALS CORPORATION

at

$16.50 NET PER SHARE

by

ELIT ACQUISITION SUB CORP.

a wholly owned subsidiary of Precision Castparts Corp.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,

NEW YORK CITY TIME, ON WEDNESDAY, DECEMBER 19, 2012,

UNLESS THE OFFER IS EXTENDED.

ELIT Acquisition Sub Corp. (which we refer to as “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Precision Castparts Corp., an Oregon corporation (which we refer to as “Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (which we refer to as the “Shares”), of Titanium Metals Corporation, a Delaware corporation (which we refer to as the “Company”), at a price of $16.50 per Share, net to the seller in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related letter of transmittal that accompanies this Offer to Purchase (which we refer to, as the same may by amended or supplemented, as the “Letter of Transmittal”, and together with this Offer to Purchase, the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 9, 2012 (which we refer to, as the same may be amended, as the “Merger Agreement”), by and among Parent, Purchaser and the Company, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, and the Company will be the surviving corporation and a wholly owned subsidiary of Parent (which we refer to as the “Merger”).

The Offer is conditioned upon (a) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares representing (i) at least a majority of the Shares and (ii) at least a majority of the Shares excluding Shares owned by (1) certain principal stockholders of the Company, their affiliates and any transferees of such persons after the date of the Merger Agreement in accordance with the terms of the Support Agreement, and (2) the officers and directors of the Company, who, together with the foregoing principal stockholders and their affiliates, own in the aggregate approximately 54% of the Shares as of November 12, 2012, in each case, issued and outstanding as of the date the Shares are accepted for payment pursuant to the Offer (which clauses (i) and (ii) we refer to as the “Minimum Tender Condition”), (b) there being no notification periods then pending, as required by the Merger Agreement, in connection with an intervening event or an alternative takeover proposal received by the Company (which we refer to as the “Notice Period Condition”), (c) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and (d) the authorization of the European Commission or the expiration of the applicable waiting period pursuant to Council Regulation EC No. 139/2004. The Offer is also subject to other conditions. We can waive some of these conditions without the Company’s consent. We cannot, however, waive the Minimum Tender Condition or the Notice Period Condition without the consent of the Company. Neither the Offer nor the Merger is subject to a financing condition. See Section 15—“Conditions of the Offer.”

According to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (which we refer to as the “SEC”) on or about November 20, 2012, a special committee (which we refer to as the “Special Committee”) of the Board of Directors of the Company (which we refer to as the “Company Board”) formed for the purpose of evaluating possible transactions, including a review of the terms and conditions of the Merger Agreement and the Offer in consultation with the Special Committee’s legal and financial advisors, on November 9, 2012, unanimously recommended that the Company Board authorize the Company to enter into the Merger Agreement and that the Company Board recommend that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement. Based on such recommendation of the Special

Committee, the Company Board, on November 9, 2012, unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, the Support Agreement and the Merger and (ii) recommended that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement.

This transaction has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer.

IMPORTANT

Any stockholder of the Company wishing to tender Shares in the Offer must (a) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to Computershare, the depositary for the Offer (which we refer to as the “Depositary”), together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” or (b) request such stockholder’s broker, banker or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, banker or other nominee must contact such person if such stockholder wishes to tender such Shares.

Any stockholder of the Company who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the expiration date of the Offer or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent (as defined herein) at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery (as defined herein) and other related materials may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents. Additionally, this Offer to Purchase, the Letter of Transmittal and other materials relating to this Offer may be found at http://www.sec.gov.

The Information Agent for the Offer is:

199 Water Street, 26th Floor

New York, NY 10038

Stockholders, Banks and Brokerage Firms May Call Toll-Free:

(888) 661-5651

November 20, 2012

SUMMARY TERM SHEET

ELIT Acquisition Sub Corp. (which we refer to as “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Precision Castparts Corp., an Oregon corporation (which we refer to as “Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (which we refer to as the “Shares”), of Titanium Metals Corporation, a Delaware corporation (which we refer to as the “Company”), at a price of $16.50 per Share, net to the seller in cash, without interest thereon and less any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related letter of transmittal that accompanies this Offer to Purchase (which we refer to, as the same may by amended or supplemented, as the “Letter of Transmittal”, and together with this Offer to Purchase, the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 9, 2012 (which we refer to, as the same may be amended, as the “Merger Agreement”), by and among Parent, Purchaser and the Company, under which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company and the Company will be the surviving corporation and a wholly owned subsidiary of Parent (which we refer to as the “Merger”). The following are answers to some questions you, as a stockholder of the Company, may have about the Offer. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you because this summary may not contain all of the information that is important to you. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal. Unless otherwise indicated or the context otherwise requires, all references to “we”, “us” and “our” refer to Purchaser.

Who is offering to buy my securities?

We are ELIT Acquisition Sub Corp., a Delaware corporation, formed for the purpose of making this Offer. We are a wholly owned subsidiary of Parent. See the “Introduction” to this Offer to Purchase and Section 8—“Certain Information Concerning Parent and Purchaser.”

Why are you making the Offer?

The purpose of the Offer is for Parent, through Purchaser, to acquire control of the Company and ultimately all of the outstanding Shares of the Company. The purpose of the Merger is to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer or otherwise. If the Offer is successful, Purchaser intends to complete the Merger as promptly as practicable in accordance with the terms and subject to the conditions set forth in the Merger Agreement. For more information, see Section 12—“Purpose of the Offer; Plans for the Company.”

How many Shares are you offering to purchase in the Offer?

We are seeking to purchase all of the outstanding Shares of the Company. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay not less than $16.50 per Share, net to you in cash, without interest thereon and less any required withholding of taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, banker or other nominee, and your broker tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. Parent will provide us with sufficient funds from cash on hand, based on any combination of internally available cash, cash generated from general corporate activities, the issuance of debt securities, and borrowings

i

under its existing and committed credit facilities, at the expiration of the Offer to purchase all of the Shares validly tendered and not withdrawn in the Offer and to pay for all of the Shares not tendered in the Offer upon completion of the Merger in accordance with the terms and conditions of the Merger Agreement. See Section 9—“Source and Amount of Funds.”

Parent entered into a commitment letter dated November 9, 2012, pursuant to which Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. and their affiliates committed to provide, subject to conditions set forth in the letter, unsecured bridge loans in an aggregate amount of up to $3.0 billion, less the aggregate gross proceeds of any debt securities issued prior to the Offer closing, in connection with the Offer and the Merger. The proceeds of the bridge loans may be used to, among other things, finance a portion of the consideration the Company’s stockholders receive in the Offer and the Merger. For additional details on the proposed financing, see Section 9—“Source and Amount of Funds.”

The Offer is not subject to any financing condition or contingency.

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender the Shares and accept the Offer because:

•	the Offer is being made for all of the outstanding Shares solely for cash;

•

we, through our parent company, Precision Castparts Corp., will have sufficient funds available to purchase all of the Shares validly tendered and not withdrawn in the Offer in light of the financial resources of Parent which will be provided to us;

•	the Offer is not subject to any financing condition; and

•	if we successfully complete the Offer, we expect to acquire any of the remaining Shares for the same cash price in the Merger.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

Unless we extend the Offer, you will have until 5:00 p.m., New York City time, on Wednesday, December 19, 2012 to tender your Shares in the Offer. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time. See Sections 1—“Terms of the Offer” and 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. In some cases, we are required to extend the Offer beyond its initial expiration date, but in no event will we be required to extend the Offer beyond the Walk-Away Date or the earlier termination of the Merger Agreement in accordance with its terms. The “Walk-Away Date” is defined in the Merger Agreement as February 28, 2013, which under certain circumstances can be extended by an additional sixty (60) days. We have agreed in the Merger Agreement to extend the Offer:

•

by a number of business days that would permit the Offer to close no later than December 31, 2012, if any of the conditions to the Offer are not satisfied or, to the extent permitted by the Merger Agreement and applicable law, waived by 5:00 p.m., New York City time, on Wednesday, December 19, 2012;

•

on one or more occasions for consecutive periods of up to ten (10) business days each, as determined by Parent in its sole discretion, or for such longer period(s) as Parent and the Company may otherwise agree, up until the Walk-Away Date, if at any other scheduled expiration of the Offer, any of the conditions to the Offer are not then satisfied or, to the extent permitted by the Merger Agreement and applicable law, waived; provided, however, that if, at such scheduled expiration of the Offer, all of the conditions to the Offer, except for the Minimum Tender Condition, are satisfied or have been waived, we will only be required to extend the Offer for a maximum of two additional periods of ten (10) business days; and

•

for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (which we refer to as the “SEC”) or the staff thereof or of the New York Stock Exchange (which we refer to as the “NYSE”) applicable to the Offer.

If, as of the closing of the Offer, all of the conditions to the Offer have been satisfied (or, to the extent permitted by the Merger Agreement and applicable law, waived by us), but the number of the Shares validly tendered and not withdrawn in the Offer, when taken together with the Shares, if any, then owned by Parent and its subsidiaries, including us, constitutes less than 90% of the Shares then outstanding, we have a right to provide for a “subsequent offering period” in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended. A subsequent offering period, if provided, will be an additional period of time beginning after we have purchased the Shares tendered during the Offer, during which stockholders may tender, but not withdraw, their Shares and receive the Offer consideration. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so.

See Section 1—“Terms of the Offer” for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, or if we provide for a subsequent offering period, we will inform Computershare, the depositary for the Offer (which we refer to as the “Depositary”), of any extension or subsequent offering period and will issue a press release announcing the extension or subsequent offering period not later than 9:00 a.m., New York City Time, on the next business day after the day on which the Offer was scheduled to expire or the previously scheduled date of termination of a subsequent offering period, as the case may be. See Section 1—“Terms of the Offer.”

What are the most significant conditions to the Offer?

The obligation of Purchaser to purchase the Shares tendered in the Offer is subject to the satisfaction or waiver, if applicable, of a number of conditions set forth in the Merger Agreement, including, among other things:

•

there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares representing (a) at least a majority of the Shares and (b) at least a majority of the Shares excluding Shares owned by (i) Valhi Holding Company, Contran Corporation, Annette C. Simmons, Harold C. Simmons, the Annette Simmons Grandchildren’s Trust (which, together, we refer to as the “Principal Stockholders”), affiliates of the Principal Stockholders and any transferees of such persons after the date of the Merger Agreement in accordance with the terms of the Support Agreement, (ii) the Combined Master Retirement Trust, a trust sponsored by Contran Corporation (which we refer to as the “CMRT”), and (iii) officers and directors of the Company (which clauses (i), (ii) and (iii), together, we refer to as the “Excluded Stockholders”), in each case, issued and outstanding as of the date the Shares are accepted for payment pursuant to the Offer (which clauses (a) and (b), together, we refer to as the “Minimum Tender Condition”);

•	that no Intervening Event Notice Period or Notice Period (in each case, as defined herein) is then pending (which we refer to as the “Notice Period Condition”);

•	the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (which we refer to as the “HSR Act”); and

•	the authorization of the European Commission or the expiration of the applicable waiting period pursuant to Council Regulation EC No. 139/2004 (which we refer to as the “EU Merger Regulation”).

Based on the information the Company provided to us regarding the number of Shares owned by the Excluded Stockholders as of November 12, 2012, and assuming no additional Shares are issued and the number of Shares owned by the Excluded Stockholders does not change after November 12, 2012, for the Minimum Tender Condition to be satisfied and, accordingly, for us to acquire any of the Shares pursuant to the Offer, stockholders of the Company (other than the Excluded Stockholders) must have tendered in the Offer, and not withdrawn prior to expiration of the Offer, at least 39,985,551 Shares, or approximately 23% of the issued and outstanding Shares. See the “Introduction” to this Offer to Purchase.

The Offer is also subject to other conditions. We can waive some of these conditions without the Company’s consent. We cannot, however, waive the Minimum Tender Condition or the Notice Period Condition without the consent of the Company. The Offer is not subject to a financing condition. See Section 15—“Conditions of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares or confirmation of a book-entry transfer of your Shares (which we refer to as a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (which we refer to as the “Book-Entry Transfer Facility”), together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, prior to the expiration of the Offer. If your Shares are held in street name (that is, through a broker, banker or other nominee), your nominee can tender the Shares through the Book-Entry Transfer Facility. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may still participate in the Offer by having a broker, bank or other nominee that is an eligible institution guarantee on or prior to the expiration of the Offer that the missing items will be received by the Depositary within three (3) trading days after the date of execution of the guaranty. For the tender to be valid, however, the Depositary must receive the missing items within that three (3) trading day period. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

When and how will I be paid for my tendered Shares?

Subject to the terms and conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and upon the satisfaction or waiver (if applicable) of the conditions to the Offer set forth in Section 15—“Conditions of the Offer,” we will pay for all validly tendered and not withdrawn Shares promptly after the date the Offer expires. See Section 2—“Acceptance for Payment and Payment for Shares.” If we decide to provide a subsequent offering period, we will accept for payment, and pay for, all validly tendered Shares as they are received during the subsequent offering period.

We will pay for your validly tendered and not withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you.

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired and, if we have not accepted your Shares for payment by Saturday, January 19, 2013, you may withdraw them at any time after that date until we accept the Shares for payment. This right to withdraw will not apply to the Shares tendered in any subsequent offering period, if one is provided. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

If the tender offer is completed, will the Company continue as a public company?

No. If the Offer is successful, we intend to acquire all of the remaining Shares in the Merger. If the Merger takes place, the Company no longer will be publicly owned. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that (a) the Shares will no longer be eligible to be traded through the NYSE, (b) there may not be an active public trading market for the Shares, and (c) the Company may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See Section 13—“Certain Effects of the Offer.”

Will the tender offer be followed by a Merger if all of the Shares are not tendered in the Offer?

If, pursuant to the Offer, all of the conditions to the Offer (including the Minimum Tender Condition) are satisfied or, if applicable, waived, and we accept for payment and pay for at least that number of the Shares that, when added to the Shares then owned by us and our affiliates, constitutes at least a majority of the outstanding Shares, we expect to effect the Merger of Purchaser with and into the Company in accordance with the terms and subject to the conditions set forth in the Merger Agreement. If the Merger takes place, all of the remaining Shares (other than the Shares owned by the Company, Purchaser or Parent and other than Shares held by stockholders, if any, who are entitled to and have properly exercised their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”)) will be entitled to receive the same amount of cash per Share as that paid for a Share in the Offer, and the Company will become a wholly owned subsidiary of Parent. See the “Introduction” to this Offer to Purchase.

If I decide to not tender, how will the Offer affect my Shares?

If you decide to not tender your Shares in the Offer and the Merger occurs, you will subsequently be entitled to receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer, without any interest being paid on such amount. Therefore, if the Merger takes place, and you do not validly exercise your appraisal rights under Section 262 of the DGCL, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares.

If you do validly exercise your appraisal rights, then you may receive the judicially-determined fair value of your Shares in cash. If you decide not to tender your Shares in the Offer and we purchase the tendered Shares, but the Merger does not occur, you will remain a stockholder of the Company. However, there may be so few remaining stockholders and publicly traded Shares that the Shares will no longer be eligible to be traded through the NYSE or other securities exchanges and there may not be an active public trading market for the Shares. Also, as described above, the Company may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. In addition, depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers. See the “Introduction” to this Offer to Purchase and Section 13—“Certain Effects of the Offer.”

What is the effect of the Offer on the Company’s recently announced dividend?

The Company announced on October 25, 2012 that the Board of Directors of the Company (which we refer to as the “Company Board”) has declared a quarterly dividend of $0.075 per share on the Shares, payable on December 19, 2012 to stockholders of record as of the close of business on December 7, 2012. The Offer will have no effect on the payment of the fourth quarter dividend. If you are a stockholder of record as of the December 7, 2012 record date, you will receive the dividend payment regardless of whether you tender your Shares, even if you tender your Shares before the record date. See Section 6—“Price Range of Shares; Dividends” and Section 14—”Dividends and Distributions.”

v

What is the market value of my Shares as of a recent date?

On November 9, 2012, the last trading day before we announced the Offer, the last sale price of the Company’s common stock reported on the NYSE was $11.57 per Share. We encourage you to obtain a recent quotation for the Shares in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Concurrently with the execution of the Merger Agreement, the Principal Stockholders have entered into a support agreement with Parent and Purchaser (the “Support Agreement”) pursuant to which the Principal Stockholders have agreed, among other things, to validly tender, or cause to be validly tendered, all of the Shares beneficially owned by them and by certain of their affiliates into the Offer upon the terms and subject to the conditions of the Support Agreement and to vote in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, upon the terms and subject to the conditions of the Support Agreement. Collectively, the Principal Stockholders and certain affiliated persons under their control who the Principal Stockholders have agreed to cause the tender of their shares pursuant to the Offer, owned 79,224,055 Shares, representing approximately 45% of the Shares outstanding as of November 12, 2012. In addition, pursuant to the Support Agreement, the Principal Stockholders agreed to request that the CMRT, a trust that one of the Principal Stockholders sponsors, enter into an agreement with Parent to tender all 15,434,604 Shares held by it into the Offer, representing an additional 9% of the issued and outstanding Shares as of November 12, 2012. In response to the Principal Stockholders’ request, the CMRT issued a letter to Parent, dated as of November 14, 2012 (the “CMRT Support Letter”), pursuant to which it indicated its intention to tender any Shares that it owns, free and clear of any liens or encumbrances, into the Offer, subject to its fiduciary duties and other relevant considerations and subject to the Offer commencing on or before November 20, 2012. If all of the Shares owned by the Principal Stockholders, their affiliates and permitted transferees and the CMRT are tendered into the Offer, such Shares will represent approximately 54% of the issued and outstanding Shares, based on the number of Shares outstanding and the number of Shares owned by such stockholders as of November 12, 2012. The Support Agreement terminates upon the first to occur of, among other things, the termination of the Merger Agreement, February 28, 2013 (subject to a sixty (60) day extension period to complete antitrust regulatory approvals) or the failure by Parent to commence the Offer by November 20, 2012. See Section 12—“Purpose of the Offer; Plans for the Company.”

What does the Board of Directors of the Company think of the Offer?

According to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on or about November 20, 2012 (which we refer to as the “Schedule 14D-9”), a special committee (which we refer to as the “Special Committee”) of the Company Board formed for the purpose of evaluating possible transactions, including a review of the terms and conditions of the Merger Agreement and the Offer in consultation with the Special Committee’s legal and financial advisors, on November 9, 2012, unanimously recommended that the Company Board authorize the Company to enter into the Merger Agreement and that the Company Board recommend that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement. Based on such recommendation of the Special Committee, the Company Board, on November 9, 2012, unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, the Support Agreement and the Merger and (ii) recommended that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement.

A description of the Special Committee’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Support Agreement, is set forth in the Schedule 14D-9, that will be mailed to the stockholders of the Company. See the “Introduction” to this Offer to Purchase.

Are there any consequences of the Offer on the indebtedness of the Company of which I should be aware?

If the Offer is successful, and all of the conditions to the Offer (including the Minimum Tender Condition) are satisfied or, if applicable, waived, Purchaser will become the owner of a majority of the Shares of the Company, which would constitute an event of default under the Company’s U.S. $200,000,000 Financing Agreement, dated February 28, 2012 (which we refer to as the “Credit Facility”), and the agent to the lenders under the Credit Facility may (a) suspend all or any portion of the commitment of each lender to make loans or issue letters of credit; (b) declare all or any portion of the unpaid principal amount of all outstanding loans, all interest accrued and unpaid thereon, and all other amounts owing or payable under or in connection with the Credit Facility to be immediately due and payable, and/or (c) exercise on behalf of itself and the lenders under the Credit Facility all rights and remedies available to it and the lenders under the loan documents or applicable law. Parent intends, however, to discuss with the agent to the lenders under the Credit Facility alternatives to avoid default. As disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, the Company had outstanding borrowings of $102.8 million under the Credit Facility as of September 30, 2012. See Section 13—“Certain Effects of the Offer.”

What are the United States federal income tax consequences of having my Shares accepted for payment in the Offer or receiving cash pursuant to the Merger?

The exchange of the Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a stockholder who sells the Shares pursuant to the Offer or receives cash in exchange for the Shares pursuant to the Merger will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of the Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder’s holding period for such Shares is more than one year at the time the Offer or the Merger closes, as the case may be. See Section 5—“Certain United States Federal Income Tax Consequences.”

Stockholders are urged to consult their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the Merger.

Who should I call if I have questions about the Offer?

Stockholders, banks and brokers may call Georgeson Inc., toll-free at 888-661-5651. Georgeson Inc. is acting as the Information Agent for the Offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of

Common Stock of Titanium Metals Corporation:

INTRODUCTION

ELIT Acquisition Sub Corp. (which we refer to as “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Precision Castparts Corp., an Oregon corporation (which we refer to as “Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (which we refer to as the “Shares”), of Titanium Metals Corporation, a Delaware corporation (which we refer to as the “Company”), at a price of $16.50 per Share, net to the seller in cash, without interest and less any required withholding of taxes (which price we refer to as the Offer Price), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related letter of transmittal that accompanies this Offer to Purchase (which we refer to, as the same may by amended or supplemented, as the “Letter of Transmittal”, and together with this Offer to Purchase, the “Offer”). The Offer and the withdrawal rights will expire at 5:00 p.m., New York City Time, on Wednesday, December 19, 2012 (which we refer to as the “Expiration Date”), unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 9, 2012 (which we refer to, as the same may be amended, as the “Merger Agreement”), by and among Parent, Purchaser and the Company, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, and the Company will be the surviving corporation and a wholly owned subsidiary of Parent (which we refer to as the “Merger”). According to the Merger Agreement, at the effective time of the Merger (which we refer to as the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than the Shares owned by the Company, Purchaser or Parent, all of which will be cancelled, and other than the Shares that are held by stockholders, if any, who are entitled to and have properly exercised their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”)) will be converted into the right to receive an amount equal to the price per Share paid in the Offer, payable in cash, without interest and less any required withholding of taxes. The Merger Agreement is more fully described in Section 11—“The Merger Agreement and Related Agreement.”

If you are the record owner of your Shares and you directly tender your Shares to Computershare (which we refer to as the “Depositary”) in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, banker or other nominee, and your broker tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders are not obligated to pay transfer taxes on the sale of the Shares pursuant to the Offer. We will pay all charges and expenses of the Depositary and Georgeson Inc. (which we refer to as the “Information Agent”) incurred in connection with their services in those capacities in connection with the Offer. See Section 17—“Fees and Expenses.”

According to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (which we refer to as the “SEC”) on or about November 20, 2012 (which we refer to as the “Schedule 14D-9”), a special committee (which we refer to as the “Special Committee”) of the Board of Directors of the Company (which we refer to as the “Company Board”) formed for the purpose of evaluating possible transactions, including a review of the terms and conditions of the Merger Agreement and the Offer in consultation with the Special Committee’s legal and financial advisors, on November 9, 2012, unanimously recommended that the Company Board authorize the Company to enter into the Merger Agreement and that the Company Board recommend that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement. Based on such recommendation of the Special Committee, the Company Board, on November 9, 2012, unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, the Support Agreement and the Merger and (ii) recommended that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement (which clause (ii) we refer to as the “Recommendation”).

A description of the Special Committee’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Schedule 14D-9 that will be mailed to the stockholders of the Company. Although neither Parent nor Purchaser has any knowledge that any information in the Company’s Schedule 14D-9 is untrue, Parent and Purchaser take no responsibility for the accuracy or completeness of information contained in the Schedule 14D-9 with respect to the Company or any of its subsidiaries or affiliates or for any failure by the Company to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

The obligation of Purchaser to purchase the Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things, (a) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares representing (i) at least a majority of the Shares and (ii) at least a majority of the Shares excluding Shares owned by (x) Valhi Holding Company, Contran Corporation, Annette C. Simmons, Harold C. Simmons and the Annette Simmons Grandchildren’s Trust (which, together, we refer to as the “Principal Stockholders”), any affiliates of any Principal Stockholder, including Kronos Worldwide, Inc., NL Industries, Inc., Valhi, Inc., and NL Environmental Management Services, Inc. (which, together, we refer to as the “Affiliated Stockholders”), and any transferees of such persons after the date of the Merger Agreement in accordance with the terms of the Support Agreement, (y) the Combined Master Retirement Trust, a trust sponsored by Contran Corporation (which we refer to as the “CMRT”), and (z) officers and directors of the Company (which clauses (x), (y) and (z), together, we refer to as the “Excluded Stockholders”), in each case, issued and outstanding as of the date the Shares are accepted for payment pursuant to the Offer (which clauses (i) and (ii), together, we refer to as the “Minimum Tender Condition”), (b) that no Intervening Event Notice Period or Notice Period (in each case, as defined herein) is then pending (which we refer to as the “Notice Period Condition”), (c) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (which we refer to as the “HSR Act”), and (d) the authorization of the European Commission or the expiration of the applicable waiting period pursuant to Council Regulation EC No. 139/2004 (which we refer to as the “EU Merger Regulation”). We can waive some of these conditions without the Company’s consent. We cannot, however, waive the Minimum Tender Condition or the Notice Period Condition without the consent of the Company. The Offer is not subject to a financing condition. For a complete description of all of the conditions to which the Offer is subject, see Section 15—“Conditions of the Offer.”

As disclosed to us by the Company, there were 175,061,774 Shares outstanding as of November 12, 2012. As disclosed to us by the Company, as of November 12, 2012 the Principal Stockholders and the Affiliated Stockholders collectively owned 79,224,055 Shares (or approximately 45% of the outstanding Shares). As disclosed to us by the Company, as of November 12, 2012 the CMRT owned 15,434,604 Shares (or approximately 9% of the outstanding Shares) and the Company’s directors and officers (other than those who are also Principal Stockholders) collectively owned 432,014 Shares (or approximately 0.3% of the outstanding Shares). Based on the Company’s representations in the Merger Agreement, there are no options, warrants, convertible or exchangeable securities and similar rights outstanding with respect to the Shares. As of the date of this Offer to Purchase, none of Parent, Purchaser or any person listed on Schedule I beneficially owns any Shares, except for the Shares that may be deemed to be beneficially owned as the result of the Support Agreement between Purchaser, Parent and the Principal Stockholders, dated November 9, 2012 (which we refer to as the “Support Agreement”). For more information about the Support Agreement, see Section 11—“ The Merger Agreement and Related Agreements.” Based on the information the Company provided to us regarding the number of Shares owned by the Excluded Stockholders as of November 12, 2012, and assuming no additional Shares are issued and the number of Shares owned by the Excluded Stockholders does not change after November 12, 2012, for the Minimum Tender Condition to be satisfied and, accordingly, for us to acquire any of the Shares pursuant to the Offer, stockholders of the Company (other than the Excluded Stockholders) must have tendered in the Offer, and not withdrawn prior to expiration of the Offer, at least 39,985,551 Shares, or approximately 23% of the issued and outstanding Shares.

The Merger Agreement provides that, effective upon the successful completion of the Offer, and for so long as Parent and its subsidiaries, directly or indirectly, beneficially own in the aggregate more than 50% of the outstanding Shares, Parent is entitled to designate at least that number of directors, rounded up to the next whole number, that equals the product of (i) the total number of directors on the Company Board (giving effect to any increase described in this sentence, if applicable) and (ii) the percentage that the aggregate number of the Shares beneficially owned, directly or indirectly, by Parent and its subsidiaries (including the Shares accepted for payment by Purchaser in the Offer) bears to the total number of the Shares then outstanding, and the Company will cause, at the request of Parent, Parent’s designees to be elected or appointed to the Company Board, including, if necessary, by increasing the number of directors and seeking and accepting resignations from incumbent directors. At that time, at the request of Parent, the Company will also cause individuals designated by Parent to constitute the proportional number of members on each committee of the Company Board and each board of directors (or similar body) of each subsidiary of the Company (and each committee or similar body thereof). Information concerning Purchaser’s designees to the Company Board is set forth in the Information Statement attached as Annex A to the Schedule 14D-9. Pursuant to the Merger Agreement, at all times prior to the Effective Time, the Company Board is required to have at least three members who were members of the Special Committee or who are successors of such directors and who are independent for purposes of Section 301 of the Sarbanes-Oxley Act of 2002 (which we refer to as the “Independent Directors”). If the number of Independent Directors is reduced below three for any reason, the remaining Independent Director(s) will be entitled to designate an individual to fill any vacancy who will be considered to be an Independent Director or, if no Independent Directors remain, the other directors will designate three individuals to fill such vacancies who are independent for purposes of Section 301 of the Sarbanes-Oxley Act of 2002.

After the Offer closes, and all of the conditions to the Offer are satisfied or, if applicable, waived, the Company will, upon Parent’s request, take all action necessary to elect to be treated as a “Controlled Company” for purposes of New York Stock Exchange (which we refer to as the “NYSE”) Rule 303A (or any successor provision) and make all necessary filings and disclosures associated with this status.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the then outstanding Shares. If the Minimum Tender Condition is satisfied, Purchaser would have sufficient voting power after the Offer closes to approve the Merger without the affirmative vote of any other stockholder of the Company. In that case, Parent and Purchaser intend to deliver to the Company a written consent of the stockholders of the Company adopting the Merger Agreement, and the Company has agreed to file with the SEC, and mail to stockholders of the Company not executing the written consent, an Information Statement with respect to the written consent in accordance with Regulation 14C under the Securities Exchange Act of 1934, as amended (which we refer to as, the “Exchange Act”). The Company has agreed, if required and at Parent’s election, to cause a meeting of its stockholders to be held as promptly as practicable after the Offer closes for the purposes of considering and taking action upon the approval of the Merger Agreement and the Merger in lieu of the written consent. The Offer does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies at this time. If Purchaser acquires in the Offer or otherwise at least 90% of the issued and outstanding Shares, Purchaser and the Company will take any necessary and appropriate actions to effect the Merger under the DGCL without a stockholders’ meeting and without the approval or consent of the Company’s stockholders. See Section 11—“The Merger Agreement and Related Agreement.”

Certain U.S. federal income tax consequences of the sale of the Shares pursuant to the Offer and the exchange of the Shares pursuant to the Merger are described in Section 5—“Certain United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all the Shares validly tendered prior to the Expiration Date and not validly withdrawn as permitted under Section 4— “Withdrawal Rights.”

The Offer is conditioned upon (a) satisfaction of the Minimum Tender Condition prior to the Expiration Date, (b) satisfaction of the Notice Period Condition prior the Expiration Date, (c) the expiration or termination of any applicable waiting period under the HSR Act and (d) the authorization of the European Commission or the expiration of the applicable waiting period pursuant to the EU Merger Regulation. The Offer is also subject to other conditions. We can waive some of these conditions without the Company’s consent. We cannot, however, waive the Minimum Tender Condition or the Notice Period Condition without the consent of the Company. The Offer is not subject to a financing condition. See Section 15—“Conditions of the Offer” and Section 16—“Certain Legal Matters; Regulatory Approvals.”

The Merger Agreement provides that Purchaser will extend the Offer (a) a number of business days that would permit the Offer to close no later than December 31, 2012, if any of the conditions to the Offer are not satisfied or, to the extent permitted by the Merger Agreement and applicable law, waived by 5:00 p.m., New York City time, on Wednesday, December 19, 2012, (b) on one or more occasions for consecutive periods of up to ten (10) business days each, as determined by Parent in its sole discretion, or for such longer period(s) as Parent and the Company may otherwise agree, up until the Walk-Away Date (as defined below), if at any other scheduled Expiration Date, any of the conditions to the Offer are not then satisfied or, to the extent permitted by the Merger Agreement and applicable law, waived; provided, however, that if, at any such scheduled Expiration Date, all of the conditions to the Offer, except for the Minimum Tender Condition, are satisfied or have been waived, Purchaser will only be required to extend the Offer for a maximum of two additional periods of ten (10) business days, and (c) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or of the NYSE applicable to the Offer. In no event will Purchaser be required to extend the Offer beyond the Walk-Away Date or the earlier termination of the Merger Agreement in accordance with its terms. The “Walk-Away Date” is defined in the Merger Agreement as February 28, 2013, but can be extended by sixty (60) days if all of the conditions to the Offer are satisfied or waived (if applicable) other than the conditions requiring the expiration or termination of the waiting period pursuant to the HSR Act and the authorization of the European Commission or the expiration of the applicable waiting period pursuant to the EU Merger Regulation. For more information regarding these conditions, see Section 15—“Conditions of the Offer.”

Subject to applicable law and the provisions of the Merger Agreement, Parent and Purchaser expressly reserve the right to, in their sole discretion, waive, in whole or in part, any condition of the Offer or modify or amend the terms of the Offer, except that under the terms of the Merger Agreement, without the prior written consent of the Company, Parent and Purchaser will not (a) modify, waive or amend the Minimum Tender Condition or the Notice Period Condition; (b) decrease the price per Share or change the form of consideration to be paid in the Offer; (c) reduce the maximum number of the Shares sought to be purchased in the Offer; (d) impose conditions to the Offer in addition to the conditions set forth in Section 15—“Conditions of the Offer”; (e) modify or amend any of the conditions to the Offer in any manner adverse to the holders of the Shares; or (f) extend the Expiration Date, except as provided in the Merger Agreement. See Section 11—“The Merger Agreement and Related Agreements.” The rights reserved by Purchaser under this paragraph are in addition to Purchaser’s rights pursuant to Section 15—“Conditions of the Offer.”

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement, if required by applicable law. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. During any such extension, all the Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares, except during a subsequent offering period, during which stockholders may tender but not withdraw their Shares. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after Saturday, January 19, 2013.

The Merger Agreement provides that if, as of the closing of the Offer, all of the conditions to the Offer have been satisfied (or, to the extent permitted by the Merger Agreement and applicable law, waived by Purchaser) but the number of the Shares validly tendered and not withdrawn pursuant to the Offer, when taken together with the Shares, if any, then owned by Parent and its subsidiaries, including Purchaser, constitutes less than 90% of the Shares then outstanding, Purchaser will have the right to provide for a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act.

A subsequent offering period, if provided, will be an additional period of time beginning after Purchaser has purchased the Shares tendered during the Offer, during which stockholders may tender, but not withdraw, their Shares and receive the Offer consideration. Purchaser does not currently intend to provide a subsequent offering period, although Purchaser reserves the right to do so. If Purchaser elects to include or extend a subsequent offering period, Purchaser will make a public announcement of such inclusion or extension no later than 9:00 a.m., New York City Time, on the next business day after the Expiration Date or the previously scheduled date of termination of a subsequent offering period.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act). The minimum period during which an offer must remain open following material changes in the terms of the offer or the information concerning the offer, other than a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changes to the terms or information. With respect to a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, the offer generally must remain open for a minimum of ten business days following the dissemination of such information to stockholders.

Pursuant to the Merger Agreement, the Company will furnish us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of the Shares. This Offer to Purchase and the Letter of Transmittal, together with other related documents, will be mailed to record holders of the Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of the Shares, to brokers, bankers and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or waiver of the conditions to the Offer set forth in Section 15—“Conditions of the Offer,” Purchaser will accept for payment, and pay for, all of the Shares validly tendered in the Offer and not validly withdrawn prior to the Expiration Date. Purchaser expressly reserves the right, in its sole discretion, but subject to applicable laws, to delay acceptance for and thereby delay payment for the Shares in order to comply with applicable laws or if any of the conditions referred to in Section 15—“Conditions of the Offer” have not been satisfied or if any event specified in Section 15 has occurred. Subject to compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay the acceptance for payment or payment for the Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and the EU Merger Regulation. See Section 16—“Certain Legal Matters; Regulatory Approvals.” If Purchaser decides to provide for a subsequent offering period, Purchaser will accept for payment, and pay for, all validly tendered Shares as they are received during a subsequent offering period. See Section 1—“Terms of the Offer.” If Purchaser increases the consideration to be paid for the Shares pursuant to the Offer, Purchaser will pay such increased consideration for all of the Shares purchased pursuant to the Offer and the Merger.

In all cases (including during any subsequent offering period), payment for the Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) the certificates evidencing such Shares (which we refer to as the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (which we refer to as a “Book-Entry Confirmation”) into the Depositary’s account at The Depositary Trust Company (which we refer to as the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (b) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined herein) in lieu of the Letter of Transmittal and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to the Shares are actually received by the Depositary. Under no circumstances will Purchaser pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in making such payment.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer (including during any subsequent offering period), Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn pursuant to the Offer as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for the Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of the Shares or is unable to accept the Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Purchaser reserves the right to transfer or assign, in whole or in part from time to time, to one or more of its or Parent’s affiliates the right to purchase the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice your rights to receive payment for the Shares validly tendered and accepted for payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either (a) the Letter of Transmittal, duly executed and in proper form, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (ii) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (except with respect to any subsequent offering period, if one is provided), or (b) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two (2) business days after the date of the Offer. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of the Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of the Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal, duly executed and in proper form, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to any subsequent offering period, if one is provided), or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

For Shares to be validly tendered during any subsequent offering period, the tendering stockholder must comply with the foregoing procedures, except that required documents and certificates must be received during a subsequent offering period.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (a) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (b) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (which we refer to as an “Eligible Institution” and, together, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such

Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser (which we refer to as the “Notice of Guaranteed Delivery”), is received prior to the Expiration Date by the Depositary as provided below; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Notwithstanding any other provision of this Offer, payment for the Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (a) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (b) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to the Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of the Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Purchaser’s acceptance for payment of the Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of the Shares will be determined by Purchaser, in its sole discretion. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Depositary, the Information Agent (as defined herein) or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Appointment. By executing the Letter of Transmittal, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all of the other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment the Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. Purchaser reserves the right to require that, in order for the Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

Information Reporting and Backup Withholding. Payments made to Company stockholders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. The backup withholding rate is 28% for payments made on or before December, 31, 2012 and is currently scheduled to increase to 31% for payments made on or after January 1, 2013. To avoid backup withholding, U.S. stockholders that do not otherwise establish an exemption should complete and return the Substitute Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a U.S. person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Non-U.S. stockholders should submit an IRS Form W-8BEN (or other applicable Form W-8) attesting to such stockholder’s exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund from the IRS or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. For more information, see Section 5—“Certain United States Federal Income Tax Consequences.”

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of the Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after Saturday, January 19, 2013.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of the Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of the Shares or is unable to accept the Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date or during a subsequent offering period, if any.

No withdrawal rights will apply to the Shares tendered during a subsequent offering period and no withdrawal rights apply during a subsequent offering period with respect to the Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain United States Federal Income Tax Consequences.

The following is a general summary of the material U.S. Federal income tax consequences of the Offer and the Merger to stockholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary does not purport to address all U.S. Federal income tax matters that may be relevant to a particular stockholder in light of the stockholder’s specific circumstances, nor is it a complete analysis of all potential U.S. Federal income tax consequences, such as alternative minimum tax. This summary does not address any tax consequences arising under any state, local or foreign tax laws or U.S. Federal estate or gift tax laws. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect.

This summary is limited to stockholders who hold the Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all tax considerations that may be relevant to stockholders subject to special tax rules, including, without limitation, the following: (i) persons that are subject to special expatriation rules; (ii) financial institutions; (iii) insurance companies; (iv) brokers, dealers or traders in securities or currencies or notional principal contracts; (v) tax-exempt entities; (vi) persons that hold the Shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. Federal income tax purposes; (vii) regulated investment companies; (viii) real estate investment trusts; (ix) partnerships and other pass-through entities and persons who hold the Shares through such partnerships or other pass-through entities; (x) U.S. Holders (as defined below) that have a “functional currency” other than the U.S. dollar; (xi) “controlled foreign corporations”; (xii) “passive foreign investment companies”; (xiii) tax-qualified retirement plans; and (xiv) stockholders that acquired (or will acquire) the Shares through exercise of employee stock options or otherwise as compensation.

For purposes of the Offer and the Merger, a “U.S. Holder” means a beneficial owner of the Shares that is, for U.S. Federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. Federal income taxation regardless of its source; or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of the substantial decisions of the trust or (b) it has a valid election in effect to be treated as a U.S. person. For purposes of the Offer and the Merger, a “Non-U.S. Holder” is a beneficial owner of the Shares that is not a U.S. Holder or a partnership for U.S. federal income tax purposes.

If a partnership (or other entity taxable as a partnership for U.S. Federal income tax purposes) holds the Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding the Shares should consult their tax advisors.

The descriptions of U.S. Federal income tax consequences set forth below are for general information only. All stockholders should consult their own tax advisors as to the particular tax consequences of participating in this Offer and the Merger in light of their particular circumstances, including the application of U.S. Federal, state, local or foreign tax laws and possible changes in such laws.

Consequences of the Offer and the Merger to U.S. Holders. The exchange of the Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. Federal income tax purposes. Accordingly, as a U.S. Holder, you will generally recognize a capital gain or loss on a sale of the Shares for cash pursuant to the Offer or an exchange of the Shares for cash pursuant to the Merger, in an amount equal to the difference, if any, between the amount you receive (determined before the deduction for backup withholding, if any) and your adjusted tax basis in the Shares. Gain or loss will generally be calculated separately for each block of the Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Any capital gain or loss recognized will be long-term capital gain or loss if your holding period for the Shares exceeds one year as of the closing of the Offer or the Merger, as applicable. Currently, long-term capital gains of non-corporate taxpayers (including individuals) are subject to a lower U.S. Federal income tax rates than ordinary income, although maximum rates for both long-term and short-term capital gains are scheduled to increase beginning in 2013. For both corporate and non-corporate taxpayers, the deductibility of capital losses is subject to limitations.

Consequences of the Offer and the Merger to Non-U.S. Holders. Subject to the discussion of backup withholding below, payments made to you as a Non-U.S. Holder with respect to the Shares that you exchange in the Offer or the Merger generally will be exempt from U.S. Federal income and withholding tax, unless:

•

your gain, if any, on the Shares is effectively connected with your conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to your permanent establishment in the United States), and in such event (i) you will be subject to U.S. Federal income tax in the same manner as if you were a U.S. Holder (except that to avoid withholding you should provide an IRS Form W-8ECI instead of a Substitute Form W-9) and (ii) if you are a corporation, you may also be subject to branch profits tax on such gain at a 30% rate (or such lower rate as may be specified under an applicable income tax treaty);

•

you are an individual who was present in the United States for 183 days or more in the taxable year of the disposition but nonetheless is not treated as a U.S. resident and certain other conditions are met, and in such event you will be subject to U.S. Federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares (net of certain losses recognized during such year); or

•

(i) the Company is or has been a “United States real property holding corporation” for U.S. Federal income tax purposes at any time during the shorter of (A) the period during which you held stock of the Company or (B) the five-year period ending on the date you exchange your Shares for cash pursuant to the Offer or the Merger, as applicable, and (ii) you are treated as having held, actually or constructively, at any time during the five-year period preceding the Offer or Merger, as applicable, more than 5% of the stock of the Company.

Information Reporting and Backup Withholding. All payments to which you would be entitled pursuant to the Offer or the Merger may be subject to information reporting and backup withholding of U.S. Federal income tax. The backup withholding rate is 28% for payments made on or before December, 31, 2012 and is currently scheduled to increase to 31% for payments made on or after January 1, 2013. Backup withholding may be avoided if you are a corporation or an exempt recipient. If you are a U.S. Holder, you should complete and sign the Substitute Form W-9 that is included with the Letter of Transmittal, to be returned to the Depositary, in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is proved in a manner satisfactory to the Depositary. If you are a Non-U.S. Holder, you must generally submit an IRS Form W-8BEN (or other applicable IRS Form W-8) attesting to your exempt foreign status in order to qualify as an exempt recipient.

If you are a U.S. Holder and do not provide a correct TIN, you may be subject to penalties imposed by the IRS. Any amount withheld under the backup withholding rules does not constitute an additional tax and will be creditable against your U.S. Federal income tax liability, provided the required information is given to the IRS. If backup withholding results in an overpayment of tax, you may obtain a refund by filing a U.S. Federal income tax return. You should consult your own tax advisors as to your qualification for exemption from backup withholding and the procedure for obtaining the exemption.

Medicare Contribution Tax. U.S. legislation that will take effect beginning January 1, 2013 generally will impose a 3.8% tax on certain “net investment income” earned by individuals other than nonresident aliens, estates and certain trusts, in each case with adjusted gross incomes in excess of certain threshold amounts. Gain from sale of the Shares generally will be treated as net investment income. Such gain also will be treated as adjusted gross income for purposes of determining whether, and the extent to which, the adjusted gross income threshold has been exceeded.

6. Price Range of Shares; Dividends.

The Shares have been traded on the NYSE under the symbol “TIE” since July 1998. The following table sets forth, for the periods indicated, the high and low sale prices per Share for the periods indicated. Share prices are as reported on the NYSE based on published financial sources.

	High	Low
Year Ended December 31, 2010
First Quarter	$17.39	$10.54
Second Quarter	$21.29	$13.80
Third Quarter	$22.93	$16.87
Fourth Quarter	$21.10	$16.60

Year Ended December 31, 2011
First Quarter	$20.69	$16.51
Second Quarter	$20.39	$16.03
Third Quarter	$19.19	$13.28
Fourth Quarter	$17.95	$13.52

Year Ending December 31, 2012
First Quarter	$16.53	$13.30
Second Quarter	$15.05	$10.42
Third Quarter	$13.93	$10.79
Fourth Quarter (through November 19, 2012)	$16.69	$11.30

On November 9, 2012, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on the NYSE was $11.57 per Share. The Company did not declare any cash dividends on the Shares during 2010, but declared three quarterly cash dividends of $0.075 per Share for an aggregate of $39.9 million during 2011 and three quarterly cash dividends of $0.075 per Share for an aggregate of $39.9 million during the first nine months of 2012.

The Company announced in its current report on Form 8-K filed with the SEC on October 25, 2012 that the Company Board has declared a quarterly dividend of $0.075 per share on the Shares, payable on December 19, 2012 to stockholders of record as of the close of business on December 7, 2012. The Offer will have no effect on the payment of the fourth quarter dividend. Stockholders of record as of the December 7, 2012 record date will receive the dividend regardless of whether they tender their Shares, even if they tender their Shares before the record date.

Stockholders are urged to obtain a current market quotation for the Shares.

7. Certain Information Concerning the Company.

General. The Company is a Delaware corporation with its principal executive offices located at 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240. The telephone number for the Company is (972) 233-1700. The following description of the Company and its business is qualified in its entirety by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011. The Company is a leading producer of titanium melted and mill products, and the only producer with major titanium production facilities in both the United States and Europe, the world’s principal markets for titanium consumption. The Company is currently the largest U.S. producer of titanium sponge, a key raw material, and a major recycler of titanium scrap.

Available Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company’s filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

8. Certain Information Concerning Parent and Purchaser.

Parent. Parent is an Oregon corporation. Its shares are listed on the NYSE under the symbol “PCP”. Parent is a worldwide manufacturer of complex metal components and products, providing high-quality investment castings, forgings and fasteners/fastener systems for critical aerospace and industrial gas turbine applications. Parent also provides aerostructures for the aerospace industry; investment castings and forgings for general industrial, armament, medical and other applications; nickel alloys in all standard mill forms from large ingots and billets to plate, sheet, strip, tubing, bar and wire, as well as cobalt alloys, for the aerospace, chemical processing, oil and gas, pollution control and other industries; seamless pipe for coal-fired, industrial gas turbine, and nuclear power plants, as well as oil and gas applications; revert management solutions; fasteners for automotive and general industrial markets; specialty alloys for the investment casting industry; refiner plates, screen cylinders and other products for the pulp and paper industry; grinder pumps and affiliated components for low pressure sewer systems; critical auxiliary equipment and gas monitoring systems for the power generation industry; and metalworking tools for the fastener market and other applications. The principal executive offices of Parent are located at 4650 S.W. Macadam Ave., Suite 400, Portland, Oregon, and Parent’s telephone number at its principal executive offices is (503) 946-4800.

Purchaser. Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and the Offer. Purchaser is a wholly owned subsidiary of Parent. The principal executive office of Purchaser is located at 4650 S.W. Macadam Ave., Suite 400, Portland, Oregon, and Purchaser’s telephone number at its principal executive offices is (503) 946-4800.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director and the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the past five years of each of the executive officers of Parent and Purchaser and certain other information are set forth in Schedule I hereto.

Except as described in the Offer, including the Shares that may be deemed to be beneficially owned as the result of the Support Agreement, (a) none of Parent, Purchaser, any majority-owned subsidiary of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I or any associate or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any of the Shares and (b) none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past sixty (60) days.

Except as provided in the Merger Agreement and the Support Agreement or as otherwise described in the Offer, none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies. For a description of the Merger Agreement, the Support Agreement and the related confidentiality agreement entered into between Parent and the Company (which we refer to as the “Confidentiality Agreement”), dated as of October 18, 2012, see Section 11—“The Merger Agreement and Related Agreements.”

Except as provided in the Merger Agreement and the Support Agreement or as otherwise described in the Offer, none of Parent, Purchaser or, to the knowledge of Parent and Purchaser, any of the persons listed on Schedule I, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in the Offer, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the knowledge of Parent, any of the persons listed in Schedule I, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years. None of Parent, Purchaser or, to the knowledge of Parent and Purchaser, any of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Parent, Purchaser or, to the knowledge of Parent and Purchaser, any of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. For a discussion on the Merger Agreement, the Support Agreement, and the Confidentiality Agreement, see Section 11—“The Merger Agreement and Related Agreement.” For a description of the material commercial contracts between Parent and its affiliates, on the one hand, and the Company and its affiliates, on the other hand, See Section 9—“Background of the Offer.”

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (which we refer to as the “Schedule TO”), of which this Offer to

Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Parent filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

9. Source and Amount of Funds.

As disclosed to us by the Company, as of November 12, 2012, there were 175,061,774 Shares outstanding and no Shares subject to issuance pursuant to options exercisable. If all issued and outstanding Shares were tendered in the Offer, Purchaser would need approximately $2.9 billion to complete the Offer. We expect to fund the payment of tendered Shares through a loan to or investment in Purchaser by Parent or another subsidiary of Parent, which Parent or other subsidiary of Parent will provide from cash on hand, based on any combination of internally available cash, cash generated from general corporate activities, the issuance of debt securities and borrowings under Parent’s existing and committed credit facilities. The Offer is not subject to a financing condition.

As of September 30, 2012, Parent had cash and cash equivalents of approximately $193.4 million, and availability under its $1.0 billion revolving Credit Agreement, dated as of November 30, 2011 (which we refer to as the “Revolver”), with Bank of America, N.A. and a syndicate of lenders of approximately $555.5 million.

Parent may issue up to $3.0 billion of notes on or prior to the Offer closing (which we refer to as the “Note Offering”). To the extent that the proceeds of the Note Offering are less than $3.0 billion, a bridge facility in the amount of $3.0 billion less the gross proceeds of the Note Offering, as described below (which we refer to as the “Bridge Facility”), with Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. and their affiliates (which we refer to as the “Commitment Parties”) will be available as of the Offer closing.

Pursuant to the Revolver, the lenders thereto have made available to Parent loan commitments in an aggregate principal amount of $1.0 billion. As of September 30, 2012, approximately $555.5 million was available under the Revolver for borrowings. Parent has the option, subject to approval of the lenders under the Revolver, to increase such loan commitments by up to $500 million. The Revolver is unsecured.

Loans under the Revolver bear interest, at Parent’s option, at an adjusted LIBOR rate (which is based on one, two, three or six-month interest periods) or a base rate (which includes an option based on the rate announced by Bank of America as its “Prime Rate”), plus a margin based on Parent’s current public debt ratings by Moody’s and Standard & Poor’s. The current applicable margins are 0% for base rate loans and 0.795% per annum for LIBOR loans. Interest is due and payable in arrears quarterly or, if earlier, on the last day of each interest period. Parent must also pay a quarterly facility fee to the lenders based on each lender’s loan commitment and Parent’s public debt ratings. The current facility fee is calculated at 0.08% per annum.

Parent may request borrowings under the Revolver until November 30, 2016, at which time all outstanding loans under the Revolver, together with all accrued and unpaid interest, are due. Such final maturity date is subject to a 364-day extension in the final year of the facility and can be exercised twice but cannot extend beyond November 30, 2018.

A copy of the Revolver is filed with the SEC as an exhibit to Parent’s Current Report on Form 8-K filed with the SEC on December 2, 2011.

Pursuant to Parent’s Commitment Letter with the Commitment Parties dated as of November 9, 2012 (which we refer to as the “Commitment Letter”), the Commitment Parties have agreed to make available to

Parent loan commitments in an aggregate principal amount of up to $3.0 billion, less the aggregate gross proceeds of the Note Offering and other debt or disqualified equity securities issued prior the Offer closing. The Bridge Facility will be unsecured.

Loans under the Bridge Facility will bear interest at an adjusted LIBOR rate (which is based on a three-month interest period) plus a margin based on Parent’s public debt ratings by Moody’s and Standard & Poor’s. The initial applicable margin will be 0.875% per annum Interest is due and payable on the last day of each interest period. Parent must also pay a quarterly duration fee to the lenders for every 90-day period that the Bridge Facility remains outstanding, calculated as an escalating percentage of the aggregate principal amount of the Bridge Facility outstanding as of the end of each such 90-day period. The initial duration fee will be calculated at 0.5% of the aggregate principal amount of the Bridge Facility outstanding ninety (90) days after the closing of the Offer, if any.

The loans under the Bridge Facility must be taken in one drawing at the time of the Offer closing. All outstanding loans must be repaid, together with all accrued and unpaid interest, within three hundred sixty four (364) days after that date.

A copy of the Commitment Letter is filed with the SEC as an exhibit to a Current Report on Form 8-K filed by Parent on November 15, 2012.

It is currently anticipated that indebtedness incurred by Parent in connection with successful completion of the Offer and the Merger, however incurred, will be repaid from funds generated internally by Parent and its subsidiaries (including, after the Merger, cash on hand at the Company and its subsidiaries). Parent may evaluate the refinancing of its credit facilities in the ordinary course of business. However, no decisions have been made concerning this matter, and any decisions will be based on Parent’s review from time to time of the financial markets, including prevailing interest rates and other economic conditions.

10. Background of the Offer; Other Transactions with the Company

Background of the Offer

As part of its ongoing evaluation of Parent’s business and strategic alternatives, Parent’s board of directors and senior management, with the assistance of outside legal and financial advisors, have from time to time evaluated strategic opportunities and prospects for acquisitions that would complement Parent’s current businesses, including in the metals industry. In addition, various subsidiaries of Parent are parties to commercial agreements with the Company under which the subsidiaries of Parent purchase titanium melted and mill products from the Company in the ordinary course of business. See “Other Transactions with the Company” below.

In early 2008, representatives of Parent had preliminary discussions with representatives of the Simmons Group (as defined below) regarding potential transactions concerning the Shares. In early to mid-2009, Parent approached the Company to discuss a potential acquisition of the Company by Parent. Discussions regarding a potential sale price ensued, which included indications of value of between $13.00 per Share and $15.00 per Share. On August 4, 2009, the Company and Parent entered into a confidentiality agreement and Parent was given access to certain Company facilities and due diligence information in respect of the Company. Parent and the Company terminated their discussions regarding a potential acquisition in the fourth calendar quarter of 2009.

Since 2009, Parent has continued to privately monitor the Company as a potential future acquisition candidate.

On September 20, 2012, Kirk Pulley, Parent’s Vice President, Strategic Planning and Corporate Development, contacted Steven Watson, an officer and employee of Contran Corporation and certain of its affiliates that are stockholders of the Company, and also Vice Chairman of the Company Board, via email to request a meeting. Contran Corporation is controlled by Harold C. Simmons, who, together with certain of his affiliates (collectively with Mr. Simmons, the “Simmons Group”), beneficially owns approximately 54.0% of the outstanding common stock of the Company. In response to Mr. Pulley’s request, Mr. Watson proposed a call on September 21, 2012.

On September 21, 2012, Mr. Pulley spoke by telephone with Mr. Watson and Bobby D. O’Brien, an officer and employee of Contran Corporation and certain of its affiliates that are stockholders of the Company, and also the President and Chief Executive Officer of the Company. At the commencement of this discussion, Mr. Watson and Mr. O’Brien informed Mr. Pulley that they were only authorized to speak to Mr. Pulley in their respective capacities as representatives of Contran Corporation. Mr. Pulley inquired whether the Simmons Group would be interested in renewing discussions regarding a potential acquisition by Parent of the Company. In response to a question from Mr. Watson and Mr. O’Brien, Mr. Pulley confirmed that the consideration to be paid by Parent in any such potential transaction would be cash rather than shares of Parent. Mr. Watson and Mr. O’Brien stated that they would raise the inquiry with Mr. Simmons. Mr. Watson and Mr. O’Brien inquired whether Parent was proposing a purchase price, and Mr. Pulley responded that it was premature to discuss price at that time.

On September 27, 2012, Mr. Watson and Mr. O’Brien informed Mr. Pulley by telephone that Mr. Simmons had requested a proposed purchase price based on public information and Parent’s background knowledge of the Company before determining whether the Simmons Group would consider a sale of its Shares as part of a sale of the Company. They further conveyed Mr. Simmons’ position that he would entertain a sale of the Simmons Group’s Shares only if the transaction could be completed by the end of 2012. Mr. Watson and Mr. O’Brien suggested a tender offer structure for the potential acquisition, which would include an agreement between the Simmons Group and Parent whereby the Simmons Group would agree to tender their Shares in such offer.

On October 1, 2012, at a special meeting of Parent’s board of directors, Mark Donegan, Parent’s Chairman and Chief Executive Officer, and Mr. Pulley described to Parent’s board of directors the potential acquisition and Parent’s preliminary valuation of the Company. Parent’s board of directors authorized Mr. Donegan and Mr. Pulley to submit a non-binding offer to acquire the Company for cash. Based on publicly available information, Parent’s board of directors authorized Parent’s management to proceed to negotiate a price within a certain range, subject to confirmatory due diligence and successful negotiation of transaction documents.

On October 2, 2012, in a telephone conference, Messrs. Donegan and Pulley preliminarily proposed to Messrs. Watson and O’Brien that Parent acquire the Company for an acquisition price of $17.50 per Share in cash in a transaction that could meet the Simmons Group’s timing requirements, subject to confirmatory general due diligence and Parent’s confirming that the Company’s internal forecasts were consistent with public research on the Company’s expected financial performance.

On October 3, 2012, in a telephone conference with Messrs. Donegan and Pulley, Messrs. Watson and O’Brien stated that the preliminary proposed acquisition price of $17.50 per Share undervalued the Company relative to its long-term prospects and strategic value to Parent. Messrs. Watson and O’Brien stated that an acquisition price of at least $20.00 per Share would be required to induce the Simmons Group to support a transaction. Later that day, again by telephone, Messrs. Donegan and Pulley offered to increase Parent’s preliminary proposed acquisition price for the Company to $18.30 per Share, subject to the same due diligence and confirmations previously noted.

On October 3 and October 4, 2012, Messrs. Watson, O’Brien, Donegan and Pulley continued telephone discussions regarding the basic terms of Parent’s acquisition proposal, including the potential acquisition structure and the requirement that Parent be permitted to perform confirmatory due diligence on the Company.

On October 5, 2012, Messrs. Donegan and Pulley again spoke by telephone with Messrs. Watson and O’Brien to discuss the potential timing and terms of Parent’s acquisition proposal, including the condition that at least 90% of the Company’s outstanding Shares be tendered in any tender offer and not withdrawn. Messrs. Watson and O’Brien advised Messrs. Donegan and Pulley that Parent would need to further increase its proposed acquisition price in order to convince the Simmons Group to support a possible acquisition transaction. After further telephonic negotiations that same day, Mr. Donegan stated to Messrs. Watson and O’Brien that Parent would agree to increase its proposed acquisition price to $18.50 per Share in a cash tender offer for 100% of the outstanding Shares, subject to the 90% minimum tender condition, and subject to the same due diligence and confirmations previously noted. Based on this latest proposal, Messrs. Donegan, Pulley, Watson and O’Brien then agreed to direct their respective legal counsel to negotiate the terms of an agreement reflecting the proposed terms.

On October 6, 2012, counsel for Parent and counsel for the Simmons Group held a brief telephone call to begin discussing the contemplated transaction.

On October 8, 2012, counsel for Parent and counsel for the Simmons Group held discussions by telephone and email regarding various aspects of a potential transaction, including the need for a confidentiality agreement and an analysis of U.S. and E.U. regulatory approvals that might be required, including the possibility of initiating the pre-filing consultation process promptly in light of the contemplated timing for the proposed transaction. That same day, counsel for the Simmons Group provided to Parent’s counsel a draft tender agreement to be entered into between Parent and certain Simmons Group stockholders. Also on that same day, Mr. O’Brien provided to Mr. Pulley a copy of the draft tender agreement that counsel for the Simmons Group had provided to Parent’s counsel. Also on that same day, Mr. Pulley delivered to Mr. O’Brien an initial due diligence request list.

Between October 8, 2012 and October 12, 2012, representatives and counsel for the Simmons Group and Parent continued discussions regarding when and how to commence a due diligence process, the execution of a confidentiality agreement, the regulatory process, and the substantive terms of a tender agreement between the parties, as well as informing the independent directors of the Company about the discussions between Parent and the Simmons Group regarding a possible transaction. During these discussions, the Simmons Group, through its representatives and counsel, emphasized to Parent’s representatives and counsel its strong preference that due diligence commence as soon as possible so that any possible transaction could be consummated by the end of the calendar year. In connection with the discussion of E.U. regulatory approvals that could be required, counsel for the Simmons Group provided to Parent’s counsel certain information regarding the Company’s foreign revenues. This information was provided on an outside-counsel-only basis for the sole purpose of permitting Parent’s counsel to assess whether the foreign revenues of Parent and the Company triggered competition filing requirements in the E.U. or in separate foreign countries.

On October 11, 2012, Mr. O’Brien emailed Mr. Pulley to advise Mr. Pulley that he would be receiving certain due diligence information.

On October 12, 2012, counsel for the Simmons Group informed Parent’s counsel by email that (a) the Company Board had met that day to discuss Parent’s proposed acquisition of the Company, including the possibility that the Simmons Group would agree to tender its Shares in a first step tender offer, (b) at such Company Board meeting, representatives of the Simmons Group advised that the Company’s independent directors should retain independent legal counsel to advise them regarding the directors’ duties in connection with the proposed transaction and compliance with securities laws and regulations, and (c) in connection with the due diligence process, the independent directors had considered and approved granting Parent access, subject to execution of an appropriate confidentiality agreement, to confidential information of the Company to the extent necessary for Parent to conduct due diligence. That same day, an independent director of the Company sent an email to Parent’s counsel confirming that Parent could access the due diligence information, subject to execution of an appropriate confidentiality agreement.

On October 12, 2012 and October 13, 2012, Parent and Parent’s counsel received from Contran Corporation two flash memory drives containing confidential due diligence information concerning the Company. Counsel for the Simmons Group requested to counsel for Parent by email that the confidential materials be held in escrow and not provided to Parent or reviewed until such time as Parent and Contran Corporation had entered into a confidentiality agreement. Through counsel, Parent advised representatives and counsel for the Simmons Group that

Parent would not conduct non-public due diligence of the Company, including reviewing any of the information contained on these flash memory drives, absent approval by a special committee of designated directors that were independent from the Simmons Group, as advised by its independent counsel, and execution of an appropriate confidentiality agreement between Parent and the Company (approved by such committee of designated directors).

On October 13, 2012, at a special meeting of the board of directors of Parent, Mr. Donegan updated Parent’s board of directors on the status of the proposed transaction. Also on that day, counsel for Parent and counsel for the Simmons Group continued to discuss whether, in addition to a confidentiality agreement between Parent and the Company, a confidentiality agreement would be required between Parent and the Simmons Group and, if so, the content of such confidentiality agreement.

On October 14, 2012, counsel for Parent provided to counsel for the Simmons Group an initial draft confidentiality agreement between Contran Corporation and Parent whereby each party thereto would agree to keep confidential both the fact that discussions or negotiations were taking place concerning a possible transaction and any terms, conditions, status, or other facts with respect to a possible transaction. This Mutual Confidentiality Agreement, dated as of October 15, 2012 (which we refer to as the “Contran NDA”), was executed on October 16, 2012.

On October 15, 2012, Parent was informed by counsel for the Simmons Group that Weil Gotshal & Manges LLP (“Weil”) had been retained as outside counsel by designated directors independent from the Simmons Group.

On October 16, 2012, counsel for Parent and Weil held initial discussions regarding the proposed transaction, and Weil provided to Parent’s counsel an initial draft confidentiality agreement to be entered into between the Company and Parent.

On October 18, 2012, after negotiations between Parent’s counsel and Weil, Parent and the Company entered into a confidentiality agreement which, among other things, required Parent to keep confidential all due diligence information received from the Company or any of its representatives. In addition, Parent was required, as a condition to receiving confidential information concerning the Company, to agree to a one-year standstill whereby Parent generally would not acquire Shares of the Company without the Company’s consent.

Also on October 18, 2012, following the execution of the confidentiality agreement between Parent and the Company, Weil advised Parent’s counsel that Parent could review certain confidential information of the Company and permitted Parent to review the information on the flash memory drives that had been previously provided to Parent on October 12, 2012 and October 13, 2012.

On October 19, 2012, Andrew Nace, the Company’s Vice President and General Counsel, provided additional confidential information to Parent’s counsel by email, and arrangements were made for telephonic due diligence sessions to occur between Company representatives and Parent representatives beginning on October 20, 2012.

On October 20, 2012, a due diligence call was held regarding sales and commercial issues. Participants on the call from Parent were Mr. Donegan, Mr. Pulley, Shawn Hagel, Parent’s Executive Vice President and Chief Financial Officer, and Roger Cooke, Parent’s Senior Vice President and General Counsel. Participants from the Company were Jim Brown, Chief Financial Officer, James M. Buch, Executive Vice President, Commercial, and James R. Pieron, Executive Vice President, Global Operations and Logistics. Company representatives discussed the titanium industry generally and its outlook for 2012 and 2013. Company representatives also discussed aircraft build rate expectations and the related implications for the titanium market beyond 2013, and reviewed the status of the Company’s long term arrangements with customers and suppliers. Mr. Brown informed Parent that the Company did not have financial results for the third quarter of 2012 because they were not yet final. In addition, Mr. Brown informed Parent that the budget for the fourth quarter of 2012 could not be provided because it was outdated and that the Company did not have a budget for 2013 that could be reviewed by Parent.

On October 20, 2012, counsel for Parent communicated to Weil that the preliminary results of the financial due diligence call, as well as Parent’s independent analysis following the call, had caused Parent to revisit its financial analysis and to reevaluate its preliminary proposed acquisition price of $18.50 per Share. Counsel for Parent requested through Weil that the Company provide further financial details, including results for the third quarter of 2012 and projected performance for 2013.

On October 22, 2012, Mr. Brown sent to Ms. Hagel by email two financial projection models detailing the Company’s projected performance for the fourth quarter of 2012 and full year 2013. These two financial projection models were described in an October 23, 2012 email from Mr. Brown to Ms. Hagel as an “expected case” for the Company’s resource and liquidity planning (referred to in this email as “Projection B”) and a “downside” case (referred to in this email as “Projection A”). These two financial projection models also included preliminary actual results for the third quarter of 2012. A summary of Projection A and Projection B is set forth in Item 8 of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 under the heading “Certain Company Projections.” Projection A is referred to therein as “2013 Management Case A” and Projection B is referred to therein as “2013 Management Case B.” The information delivered by Mr. Brown on October 22, 2012 presented the first opportunity for Parent to learn of the preliminary actual third quarter 2012 financial results of the Company and the Company’s projections for its financial performance through 2013.

On October 23, 2012, at a special meeting of the board of directors of Parent, Mr. Donegan updated Parent’s board of directors on the status of the proposed transaction, including that more current information concerning the Company’s third quarter financial performance and outlook for the fourth quarter of 2012 and for 2013 had been provided, which was different from the information upon which Parent based its preliminary acquisition price of $18.50 per Share. Mr. Donegan and Mr. Pulley reviewed the effect of this newly-received data on the value analysis previously presented to Parent’s board of directors and stated that the newly-received data no longer supported the preliminary acquisition price of $18.50 per Share. After review and discussion, Parent’s board of directors supported Mr. Donegan’s decision to propose a revised acquisition price of $15.75 per Share.

On October 23, 2012, Mr. Donegan called Mr. Keith Coogan, Chairman of the Special Committee, to inform him that, based on Parent’s analysis of the newly-received financial data, Parent was reducing its proposed acquisition price to $15.75 per Share. Mr. Donegan explained the reasons for the change in the proposed acquisition price, including the Company’s actual results for the third quarter of 2012 and Parent’s assessment of the financial performance likely to occur in 2013 based on its knowledge of the market and its due diligence process with the Company.

On October 23, 2012, Mr. Brown sent to Ms. Hagel an email attaching another financial projection model through 2013. In the cover email, Mr. Brown described this third financial projection model (which Mr. Brown’s email refers to as “Projection C”) as incorporating the opportunities and impacts of an upside scenario. A summary of Projection C is set forth in Item 8 of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 under the heading “Certain Company Projections.” Projection C is referred to therein as “2013 Management Case C.”

On October 24, 2012, counsel for Parent emailed a representative of Weil to notify him that such additional projections were received by email on October 23, 2012 and that the attachment to such email containing Projection C had not been opened. Also on October 24, 2012, a representative from Weil called counsel for Parent asking that Parent not open the attachment containing Projection C until Weil had determined the source and basis of Projection C. Counsel for Parent agreed to comply with such request.

On October 25, 2012, Mr. Donegan, Mr. Pulley, Ms. Hagel, and Mr. Cooke participated in a call with Mr. Coogan, Mr. Watson, and Mr. O’Brien. The call was held at the request of Mr. Watson and Mr. O’Brien in order for Parent to repeat for them what Parent had communicated to Mr. Coogan on October 23, 2012. Mr. Donegan did so. Mr. Watson and Mr. O’Brien responded that Parent’s revised proposed acquisition price of $15.75 was too low and did not incorporate the latest “upside” financial projection model provided to Parent on October 23, 2012. At the end of the call, Mr. Coogan (on behalf of the Special Committee) authorized Parent to access and review the “upside” projections (i.e., “Projection C”) that had been sent to Parent on October 23, 2012 and to let Mr. Coogan know if there might be any change to the price being offered by Parent. Later that same day, Mr. Pulley and Ms. Hagel discussed the three financial projection models (i.e., Projections A, B, and C) with Messrs. Brown, Buch and Pieron.

On October 26, 2012, Mr. Donegan, Mr. Pulley, Ms. Hagel, Mr. Coogan, Mr. Watson and Mr. O’Brien had another teleconference. Parent informed the representatives of the Special Committee and the Simmons Group that the information reviewed did not result in any change in Parent’s proposed acquisition price of $15.75 per Share. Mr. Coogan informed representatives of Parent that Parent should expect to hear from the Special Committee and its financial advisors within three to four days.

On October 29, 2012, a representative of Weil had a telephone call with counsel of Parent regarding certain transaction structure issues that would be relevant if the parties were able to agree on a price. The representatives of Weil conveyed the Special Committee’s concern about harm that they perceived would result from a transaction that failed to close after it was announced in a case where there is clear support for the transaction by the stockholders who are not affiliated with the Simmons Group. The Weil representative indicated that the Special Committee was concerned that, given the lack of significant authorized but unissued Shares available for a “top up” option, a 90% threshold could be hard to meet, even if the stockholders unaffiliated with the Simmons Group were overwhelmingly in favor of the transaction, and that the Special Committee believed that the tender condition should be satisfied if a majority of the Shares not held by the Simmons Group were tendered, rather than only being satisfied if not less than 90% of the outstanding Shares were tendered.

On October 30, 2012, Mr. Coogan called Mr. Donegan. In the call Mr. Coogan told Mr. Donegan that the Special Committee had met and that the Special Committee was very disappointed in Parent’s price reduction. Mr. Coogan indicated that the Special Committee thought that Parent’s model for the Company prior to its receipt of non-public diligence information would have been in line with the model after receipt of such information, given Parent’s visibility into the Company’s business for 2013. Mr. Donegan responded that, prior to receiving the Company’s non-public financial information, Parent did not know or expect that the Company’s future performance would be below analyst expectations. Mr. Coogan informed Mr. Donegan that the Special Committee would meet again on November 1, 2012, to discuss preliminary views regarding value with Morgan Stanley & Co. LLC (which we refer to as “Morgan Stanley”), financial advisors to the Special Committee. Mr. Coogan also indicated that the Special Committee would need to conduct some type of market check.

On November 2, 2012, Mr. Coogan communicated by telephone to Messrs. Donegan and Pulley that Parent’s proposed acquisition price of $15.75 per Share was not sufficient for the Special Committee to recommend proceeding with a transaction. Mr. Coogan then suggested that Morgan Stanley would be available to discuss valuation metrics with Messrs. Donegan and Pulley. Later that same day, Messrs. Donegan and Pulley discussed by teleconference the valuation of the Company and certain valuation metrics with representatives of Morgan Stanley.

On November 2, 2012, at a special meeting of the board of directors of Parent, Mr. Donegan updated Parent’s board of directors on the status of the proposed transaction, including management’s evaluation of the current proposed acquisition price of $15.75 per Share and the response of the Special Committee and its financial advisor. Later that day, Mr. Donegan and Mr. Pulley called Mr. Coogan and informed him that Parent would raise the proposed acquisition price to $16.25 per Share. Mr. Coogan requested a telephone call including the members of the Special Committee and Mr. Donegan for later that same day. During that call, members of the Special Committee reviewed with Mr. Donegan the aspects of the Company’s business that they felt were deserving of special note, including the Company’s opportunities that they believed would exist due to the higher titanium content on the Boeing 787 aircraft. The Special Committee members also questioned Mr. Donegan regarding Parent’s valuation of the Company. The Special Committee inquired about the extent to which Parent had taken into account potential synergies that could result from a potential business combination in determining its acquisition price. In another call later that day, Mr. Coogan stated to Mr. Donegan that the Special Committee would recommend proceeding at an acquisition price of $16.75 per Share. Mr. Donegan left the call for a period of time to consider the Special Committee’s proposal. When he returned to the call, Mr. Donegan indicated that Parent would be willing to increase its proposed acquisition price to $16.50 per Share and that the proposed acquisition price of $16.50 per Share was Parent’s best and final offer and that Parent would not offer any further increases to the acquisition price.

On November 2, 2012, Mr. Coogan called Mr. Donegan and informed him that the Special Committee would recommend the proposed acquisition price of $16.50 per Share subject to the resolution of all other transaction terms.

On November 2, 2012, Weil provided to counsel for Parent a draft Agreement and Plan of Merger, and on November 3, 2012, Weil provided a draft Support Agreement between Parent and certain stockholders of the Simmons Group. Between November 2, 2012 and November 9, 2012, the parties and their counsel negotiated the terms of the Agreement and Plan of Merger and Support Agreement and ancillary documents.

On November 4, 2012, counsel for the Simmons Group sent to Weil and counsel for Parent a revised draft of the Support Agreement. Such revised draft included a provision that, in the sole discretion of the Simmons Group, if the Offer did not close before December 27, 2012, at any time thereafter the Simmons Group would have a right to terminate the Support Agreement if it determined that any change in the federal tax rules would cause an adverse impact on the net proceeds the Simmons Group would realize in connection with the transaction in comparison to the net proceeds that would otherwise had been realized under the federal tax rules in effect prior to January 1, 2013.

On November 6, 2012, at a special meeting of the board of directors of Parent, Mr. Donegan updated Parent’s board of directors on the status of the proposed transaction, including the preliminary agreement on the acquisition price per Share and on other terms and conditions of the transaction.

On November 6, 2012, counsel for Parent called representatives of Weil to inform them that Parent’s willingness to proceed with a transaction was contingent on the willingness of the Simmons Group to contractually agree to continue to support the transaction as stockholders even if the Offer did not close before the end of 2012, and the willingness of the Simmons Group to provide indemnification to Parent for certain stockholder litigation that may arise in connection with the proposed transaction.

As part of the negotiations, a teleconference was held on November 6, 2012 among Messrs. Coogan, Watson, O’Brien, Donegan, Pulley, Cooke, Ms. Hagel and counsel for Parent, the Simmons Group and Weil to discuss non-price terms of the Merger Agreement and the Support Agreement, including Parent’s stated position communicated through counsel earlier that day. At the conclusion of the call, Mr. Watson indicated that the Simmons Group would be willing to contractually commit as stockholders to continue to support the transaction even if the Offer did not close by the end of 2012 and to provide indemnification to Parent in the event of certain stockholder litigation relating to the proposed transaction, provided that Parent would require that the Minimum Tender Condition be only a majority of the minority (and not 90%) of all outstanding Shares. Later that night, Weil sent a revised draft of the Merger Agreement to Parent’s representatives and to the Simmons Group’s representatives.

Between November 7, 2012 and November 9, 2012, Weil, counsel for Parent and counsel for the Simmons Group met in Dallas, Texas. Certain counsel for Parent participated in these negotiations telephonically. Weil and counsel for Parent met to negotiate the final terms of the Agreement and Plan of Merger, and Weil, counsel for Parent, and counsel for the Simmons Group met to negotiate the final terms of the Support Agreement. Mr. Coogan and Mr. Cooke attended portions of these negotiations. Negotiations between Parent and the Company addressed, among other things, the representations and warranties of the Company, the Company’s covenants relating to the conduct of its business, and the “go shop” and “no shop” provisions, including related termination rights and termination fee payments. The negotiations between Parent and the Simmons Group with respect to the Support Agreement related to, among other things, the terms and scope of the indemnification obligation of the Simmons Group and the terms under which stockholder parties to the Support Agreement could transfer Shares to third party transferees who agree to be bound by the Support Agreement. During these negotiations, Parent agreed, upon the request of the Special Committee and the Simmons Group, not to condition the Offer upon the tender of at least 90% of the Shares. In addition, the Simmons Group agreed, at the request of the Special Committee and Parent, not to terminate its commitment to tender its Shares into the Offer on December 31, 2012.

On November 8, 2012, at a special meeting of the board of directors of Parent, the board of directors of Parent adopted resolutions authorizing Parent to enter into the Agreement and Plan of Merger and the Support Agreement and to effect a tender offer and merger in accordance with the terms of the Agreement and Plan of Merger.

On November 8, 2012, a telephone call was held among Mr. Coogan, Mr. Donegan and their respective counsel to discuss communication with customers of Parent and the Company if and when a final agreement was reached and announced.

On November 9, 2012, Parent, Purchaser and the Company executed and delivered the Agreement and Plan of Merger, and Parent, Purchaser and the Principal Stockholders executed and delivered the Support Agreement.

Other Transactions with the Company

Various subsidiaries of Parent are parties to commercial agreements with the Company under which the subsidiaries of Parent purchase titanium melted and mill products from the Company in the ordinary course of business.

Parent’s Wyman-Gordon (“Wyman”) and Carlton Forge Works (“Carlton”) subsidiaries purchase from the Company both standard and premium grade titanium for use in structural and rotating aerospace components. Parent’s subsidiary PCC Structurals, Inc. (“PCC Structurals”) purchases titanium casting stock as input for investment casting applications, primarily for aerospace applications. Parent’s PCC Aerostructures division (“PCC Aerostructures”) purchases a variety of standard grade flat and round products for the manufacture of complex components and products for aerospace applications. As part of talks regarding continuation of long term supply arrangements between Parent’s subsidiaries and the Company, representatives from each of Parent and the Company periodically review opportunities to work together or provide services to one another.

The Company has supplied Wyman pursuant to long-term supply agreements, the primary agreement of which expired on October 31, 2011. The Company and Wyman continue to do business under the terms of the expired contract pursuant to quarterly extensions through September 30, 2012 and thereafter without any formal extension, although negotiations over the terms of a new contract had continued during much of 2011 and 2012. In addition, a significant portion of the Company’s supply to Wyman is governed by agreements between the Company and various OEMs that provide for the terms and conditions of the Company’s supply to Wyman. The Company has also supplied Carlton pursuant to long-term supply agreements, the primary agreement of which expires at varying dates between December 31, 2013 and December 31, 2017, depending on the applicable program. PCC Structurals purchases titanium products from the Company pursuant to a long term agreement and on a purchase order basis. PCC Aerostructures purchases titanium products from the Company on a purchase order basis.

Parent is also a supplier of conversion services to the Company through Parent’s subsidiary Special Metals Corporation’s Huntington facility (“SMC”). SMC has performed primarily furnace heating and hot rolling of titanium slabs and furnace heating and open die forging of round ingots provided by the Company. In January 2012, the Company and SMC entered into a new conversion services agreement that expires December 31, 2013, but no services have been provided under this agreement. Parent’s subsidiary Caledonian Alloys, Inc. (“Caledonian”) also has a recent arrangement with the Company with respect to scrap processing, and Caledonian sells titanium scrap turnings to the Company.

Set forth below is a summary of the purchases by Parent’s subsidiaries from the Company in the calendar years 2010, 2011 and the first ten months of 2012, respectively, under these commercial arrangements.

Purchases (dollars in thousands)

Parent Subsidiary	2010	2011	2012 YTD
Wyman-Gordon	$104,272	$120,625	$104,247
Carlton Forge Works	23,128	38,038	34,640
PCC Structurals and PCC Aerostructures	10,992	13,388	13,227
Total	$138,392	$172,051	$152,114

Set forth below is a summary of the sales by Parent’s subsidiaries to the Company in the calendar years 2010, 2011 and the first ten months of 2012, respectively, under these commercial arrangements.

Sales (dollars in thousands)

Parent Subsidiary	2010	2011	2012 YTD
Caledonian	$163	$741	$1,939
SMC/Huntington	825	3,054	150
Total	$988	$3,795	$2,089

11. The Merger Agreement and Related Agreements.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(A) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8—“Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer on or before November 20, 2012, and that, subject to the satisfaction of the Minimum Tender Condition, the Notice Period Condition and the other conditions that are described in Section 15—“Conditions of the Offer,” Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the applicable expiration of the Offer. The initial expiration date of the Offer will be 5:00 p.m., New York City time, on Wednesday, December 19, 2012.

Terms and Conditions of the Offer. The obligation of Purchaser to, and of Parent to cause Purchaser to, accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction (or waiver by Parent and Purchaser) of the conditions set forth in Section 15—“Conditions of the Offer.” To the extent permitted by applicable law, Parent and Purchaser have the right to waive any of the conditions set forth in Section 15—“Conditions of the Offer” (other than the Minimum Tender Condition and the Notice Period Condition), to increase the price per Share payable in the Offer and to make any other changes in the terms of the Offer; provided, however, that no change may be made without the prior written consent of the Company that (i) decreases the price per Share payable in the Offer, (ii) changes the form of consideration to be paid in the Offer, (iii) reduces the maximum number of Shares sought to be purchased in the Offer, (iv) imposes conditions to the Offer in addition to the Offer conditions set forth in Section 15—“Conditions of the Offer,” (v) amends, modifies or waives the Minimum Tender Condition, (vi) modifies or amends any of the Offer conditions in any manner adverse to the holders of Shares, (viii) amends, modifies or waives the Notice Period Condition or (viii) extends the Expiration Date in any manner other than as provided in the Merger Agreement.

Expiration and Extensions of the Offer. If at the initial Expiration Date, any condition of the Offer is not satisfied or waived, Purchaser has agreed to extend the Offer for a number of business days selected by Purchaser that would permit the Offer to close no later than December 31, 2012 if the conditions to the Offer are satisfied as of the end of such extension. Thereafter, if at any then-scheduled expiration of the Offer, any condition to the Offer is not then satisfied or waived, then Purchaser has agreed to extend the Offer on one or more occasions for consecutive periods of up to ten (10) business days each (or for such longer period(s) as Parent and the Company may otherwise agree), up until the Walk-Away Date in order to permit the conditions to the Offer to be satisfied; provided, however, that if, at any such scheduled expiration of the Offer, all of the conditions to the Offer other than the Minimum Tender Condition are satisfied or have been waived, Purchaser is only required to extend the Offer for a maximum of two additional periods of ten (10) business days. In addition, Purchaser will extend the Offer on one or more occasions for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or of the NYSE applicable to the Offer. In no event will Purchaser be required to extend the Offer beyond the Walk-Away Date or the earlier termination of the Merger Agreement in accordance with its terms. The Walk-Away Date is defined in the Merger Agreement as February 28, 2013, which under certain circumstances can be extended by 60 days if all of the conditions to the Offer are satisfied or waived (if applicable) other than the conditions requiring the expiration or termination of the waiting period pursuant to the HSR Act and the authorization of the European Commission or the expiration of the applicable waiting period pursuant to the EU Merger Regulation.

If the Merger Agreement is terminated before the closing of the Offer, Purchaser has agreed to promptly (and, in any event, within one business day after such termination), irrevocably and unconditionally terminate the Offer. In addition, if at any expiration date of the Offer, all conditions to the Offer have been satisfied or waived, Purchaser may not extend the Offer and must promptly accept for payment and pay for Shares tendered pursuant to the Offer.

If, as of the closing of the Offer, all of the conditions to the Offer are satisfied or waived, but the number of Shares validly tendered and not withdrawn pursuant to the Offer, when taken together with any Shares then-owned by Parent and its Subsidiaries, constitute less than 90% of the Shares then outstanding, Purchaser has the right to provide for a subsequent offering period in accordance with Rule 14d-11 under the Exchange Act without the Company’s consent.

Recommendation. According to the Schedule 14D-9, the Special Committee formed for the purpose of evaluating possible transactions, including a review of the terms and conditions of the Merger Agreement and the Offer in consultation with the Special Committee’s legal and financial advisors, on November 9, 2012, unanimously recommended that the Company Board authorize the Company to enter into the Merger Agreement and that the Company Board recommend that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement. Based on such recommendation of the Special Committee, the Company Board, on November 9, 2012, unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, the Support Agreement and the Merger and (ii) recommended that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement.

Directors of the Company. The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act, Rule 14f-1 promulgated thereunder, and applicable NYSE rules, upon the closing of the Offer, and for so long as Parent and its subsidiaries, directly or indirectly, beneficially own in the aggregate more than 50% of the outstanding Shares, Parent, in accordance with applicable law, will be entitled to designate at least that number of directors, rounded up to the nearest whole number, that equals the product of (i) the total number of directors on the Company Board (giving effect to any increase described in this sentence, if applicable) and (ii) the percentage that the aggregate number of Shares beneficially owned, directly or indirectly, by Parent and its subsidiaries (including shares accepted for payment by Purchaser in the Offer) bears to the total number of Shares then outstanding, and the Company will cause, at the request of Parent, Parent’s designees to be elected or appointed to the Company Board, including, if necessary, by increasing the number of directors and seeking and accepting resignations from incumbent directors. At that time, at the request of Parent, the Company will also cause individuals designated by Parent to constitute the proportional number of members on each committee of the Company Board and each board of directors (or similar body) of each subsidiary of the Company (and each committee or similar body thereof). Pursuant to the Merger Agreement, at all times prior to the Effective Time, the Company Board is required to have at least three members who are Independent Directors. If the number of Independent Directors is reduced below three for any reason, the remaining Independent Director(s) will be entitled to designate an individual to fill any vacancy who will be considered to be an Independent Director or, if no Independent Directors remain, the other directors will designate three individuals to fill such vacancies who are independent for purposes of Section 301 of the Sarbanes-Oxley Act of 2002.

Following the election or appointment of Parent’s designees pursuant to the Merger Agreement and until the Effective Time, the approval or written consent of a majority of the Independent Directors (or of the sole Independent Director if there is only one Independent Director) will be required for the Company to authorize (i) any consent or action by the Company required under the Merger Agreement, including any amendment or termination of the Merger Agreement by the Company, (ii) any extension of the time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser, (iii) any waiver of compliance with any covenant of Parent or Purchaser or any waiver of any other agreements or conditions contained in the Merger Agreement for the benefit of the Company, or (iv) any exercise of the Company’s rights or remedies under the Merger Agreement.

The Merger. The Merger Agreement provides that, if the closing of the Offer occurs, upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into the Company, and the Company will be the surviving corporation. Parent, Purchaser and the Company have agreed in the Merger Agreement that, if, following the closing of the Offer, and, if applicable, expiration of any subsequent offering period, Parent and its affiliates own at least 90% of the outstanding Shares, the parties will take all necessary and appropriate action, including with respect to the transfer to Purchaser of all Shares held by Parent or its affiliates, to cause the Effective Time to occur as soon as practicable after the closing of the Offer as a short-form merger pursuant to Section 253 of the DGCL without a meeting or action by written consent of the stockholders of the Company. If Purchaser and Parent cannot effect a short-form merger pursuant to the DGCL, the Company has agreed to, as soon as practicable after the closing of the Offer, at Parent’s option, either (i) hold a meeting of the Company’s stockholders for the purpose of obtaining the stockholders’ approval of the adoption of the Merger Agreement, or (ii) comply with all applicable laws and the certificate of incorporation and bylaws of the Company in connection with any written consent of a majority of stockholders of the Company in favor of the adoption of the Merger Agreement.

Certificate of Incorporation and Bylaws; Directors and Officers of the Surviving Corporation. The certificate of incorporation and bylaws of the Company, as in effect immediately prior to the Effective Time, will be the certificate of incorporation and bylaws of the surviving corporation until thereafter amended as provided therein or by applicable law. The directors and officers of Purchaser immediately prior to the Effective Time will be the directors and officers of the Company as the surviving corporation immediately following the Effective Time.

Merger Consideration. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares that are owned by the Company as treasury stock, any Shares owned by Parent or Purchaser and any Shares owned by any stockholders properly exercising their appraisal rights under Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of the holder, be automatically converted into the right to receive an amount in cash equal to the Offer Price (which we refer to as the “Merger Consideration”), payable to such holder upon surrender of the certificate formerly representing (or upon book-entry transfer of) such Shares, without interest. The Merger Consideration will be adjusted appropriately to reflect the effect of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction with respect to the Shares occurring between the date of the Merger Agreement and the Effective Time. All Shares converted into the right to receive the Merger Consideration will be cancelled and cease to exist. The Shares of stockholders who properly exercise their appraisal rights will not be converted into the right to receive the Merger Consideration, but rather the holders of such Shares will be entitled to be paid the fair value of their Shares in accordance with Section 262 of the DGCL.

Termination of Company Stock Plan. Following the closing of the Offer and prior to the Effective Time, the Company will take all actions necessary to terminate the Company’s 2008 Long-Term Incentive Plan, with the termination being effective at the Effective Time. After the Effective Time, the Company’s 2008 Long-Term Incentive Plan will be terminated and no further options or other rights with respect to Shares will be granted thereunder.

Representations and Warranties of the Company. The Merger Agreement contains representations and warranties of the Company, Parent and Purchaser.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, “Material Adverse Effect” means, with respect to the Company, any development, change, event, condition, occurrence or effect which, individually or when taken together with all other developments, changes, events, conditions, occurrences or effects that exist at the date of determination, (i) prevents or materially delays, or would reasonably be expected to prevent or materially delay, consummation of the Offer or the Merger or (ii) has had or would reasonably be expected to have a material adverse effect on (A) the business, operations, assets, liabilities, results of operations or condition (financial or otherwise) of such party and its subsidiaries, taken as a whole, or (B) the ability of the Company to perform its obligations under the Merger Agreement or to consummate the transactions contemplated by the Merger Agreement, including the Offer, the Support Agreement and the Merger, other than developments, changes, events, conditions, occurrences or effects directly arising out of or resulting from:

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general conditions in the industry in which the Company and each of its subsidiaries primarily operate, provided that such developments, changes, events, conditions, occurrences or effects do not affect the Company and its subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other comparable participants in such industry;

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general economic, financial, debt, credit or securities markets conditions, in the United States or elsewhere in the world, provided that such developments, changes, events, conditions, occurrences or effects do not affect the Company and its subsidiaries, taken as a whole, in a materially disproportionate manner relative to other comparable companies operating in the industry in which the Company and each of its subsidiaries primarily operate;

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changes in law or in generally accepted accounting principles or in accounting standards, or changes in general legal, regulatory or political conditions, provided that such developments, changes, events, conditions, occurrences or effects do not affect the Company and its subsidiaries, taken as a whole, in a materially disproportionate manner relative to other comparable companies operating in the industry in which the Company and each of its subsidiaries primarily operate;

•	the announcement or performance of the Merger Agreement or the pendency of the transactions contemplated by the Merger Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees, or any litigation arising from allegations of breach of fiduciary duty or violation of law relating to the Merger Agreement or the transactions contemplated by the Merger Agreement;

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any action taken by the Company or its subsidiaries as required by the Merger Agreement or with Parent’s consent, or any failure by the Company to take any action as a result of the covenants contained in the Merger Agreement and summarized below; or

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any decline in the market price, or change in trading volume, of the capital stock of such party or any failure of the Company to meet internal projections or forecasts, or projections or forecasts of any other person, of revenues, earnings or cash flow for any period ending on or after the date of the Merger Agreement, in and of itself (for the avoidance of doubt this clause does not preclude either party from asserting that the underlying cause of any such change in stock price or trading volume or failure can be taken into account for purposes of determining whether a Material Adverse Effect has occurred).

In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other matters:

•	organization, good standing and corporate matters;

•	capitalization;

•	authority, noncontravention and voting requirements;

•	governmental approvals;

•	the truthfulness of the Company’s SEC documents and undisclosed liabilities;

•	the absence of certain changes since December 31, 2011, including the absence of a Material Adverse Effect (as defined above);

•	legal proceedings;

•	compliance with laws and permits;

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information to be included in the Offer and any other ancillary document related to the Offer, the Schedule 14D-9 and in any proxy or information statement to be sent to stockholders in connection with the Merger;

•	tax matters;

•	employment, employee benefits and labor matters;

•	environmental matters;

•	material contracts;

•	intellectual property;

•	property and title to assets;

•	insurance;

•	affiliated transactions;

•	warranties;

•	certain business practices;

•	the applicability of state antitakeover statutes;

•	the opinion of Morgan Stanley; and

•	broker fees.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to the Company with respect to, among other matters:

•	organization and good standing;

•	authority and noncontravention;

•	governmental approvals;

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information to be included in the Offer and any other ancillary document related to the Offer, the Schedule 14D-9 and in any proxy or information statement to be sent to stockholders in connection with the Merger;

•	ownership and operations of Purchaser;

•	capital resources;

•	ownership of Shares;

•	certain arrangements;

•	investigations and litigation; and

•	brokers and other advisors.

The representations and warranties contained in the Merger Agreement terminate at the Effective Time or the earlier termination of the Merger Agreement by its terms.

Conduct of Business. The Merger Agreement provides that, except as contemplated or permitted by the Merger Agreement, as required by applicable law, except with respect to any actions of a non-wholly owned subsidiary of the Company that may be required by contract or duty (fiduciary or otherwise) of the Company or any of its subsidiaries, and except as previously disclosed to Parent in connection with the Merger Agreement, after the date of the Merger Agreement, and prior to the Effective Time, unless Parent otherwise consents (which consent will not be unreasonably withheld or delayed), the Company will, and will cause each of its subsidiaries to in all material respects:

•	conduct its business in the ordinary course consistent with past practice;

•	use its commercially reasonable efforts to comply with all applicable laws; and

•	use its commercially reasonable efforts to preserve its assets and its relationship with customers, suppliers, distributors and others having business dealings with it.

In addition, the Company will not, and will cause each of its subsidiaries not to:

•	offer, issue, sell or grant any shares of its capital stock or other similar securities;

•	redeem, purchase or otherwise acquire any of its outstanding shares of capital stock;

•	declare, set aside for payment or pay any dividends or distributions on any shares of its capital stock, other than certain permitted dividends, such as the Company’s ordinary quarterly dividends;

•	split, combine, subdivide or reclassify any shares of its capital stock;

•	enter into any contract with respect to the voting of any shares of the capital stock of the Company or any of its subsidiaries, other than the Support Agreement;

•	pledge or otherwise encumber any shares of capital stock of the Company’s subsidiaries;

•	other than certain permitted indebtedness, incur any indebtedness for borrowed money or materially modify the terms of any such indebtedness or guarantee any such indebtedness;

•	sell, assign, license, transfer, convey, lease, encumber or subject to a lien (other than certain permitted liens) or otherwise dispose of any material asset outside the ordinary course of business;

•	make or become legally committed to make any capital expenditures, except as previously contemplated and disclosed to Parent;

•	grant any increase in the compensation of any of its directors, officers or employees, except increases to employees or officers who are not directors made in the ordinary course of business;

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pay or agree to pay any material pension, retirement allowance or other employee benefit not required or contemplated by the Company’s existing benefit plans or pursuant to a written employment agreement;

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amend or modify in any material respect any “employee benefit plan” as defined in Section 3(3) of the Employment Retirement Income Security Act of 1974, as amended, except to the extent an amendment or modification is necessary to comply with applicable law or to preserve the intended tax treatment of the benefit;

•	enter into any new, material employment, severance, retention, change-in-control or termination agreement with any director, officer or employee;

•	grant any options or other awards under the Company’s 2008 Long-Term Incentive Plan;

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become obligated under any new Company benefit plan (including, but not limited to, written employment agreements, and bonus, vacation and sick leave policies) that was not in existence or approved by the Company Board prior to the date of the Merger Agreement;

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amend any Company benefit plan in existence on the date of the Merger Agreement if such amendment would have the effect of materially enhancing any benefits thereunder, outside the ordinary course of business (except for the payment of bonuses consistent with past practice);

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except as previously disclosed to Parent, make, change or revoke any material tax election; change any material tax accounting period; enter into, modify or terminate any material tax agreement; settle any material tax audit claim or assessment; surrender any right to claim a material tax refund; or amend any material tax return;

•	make any material changes in financial accounting methods, principles or practices, except as required by GAAP or applicable law;

•	amend the Company’s certificate of incorporation or bylaws;

•	adopt a shareholders rights plan or similar plan;

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enter into or amend any contract that would be a Company Material Contract (as defined in the Merger Agreement) or terminate or materially amend, modify or waive any provision in a Company Material Contract, subject to certain exceptions;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries;

•	enter into any agreement or arrangement with any of their respective affiliates other than with subsidiaries of the Company;

•	acquire any business or all or substantially all of the assets of any business; or

•	agree in writing to take any of the foregoing actions.

In addition, the Company has agreed to use commercially reasonable efforts to maintain customary insurance policies.

Parent has agreed that, during the period from the date of the Merger Agreement until the Effective Time, it will not, and will not permit any of its subsidiaries to, acquire or agree to acquire in any manner any person or entity primarily engaged in the business of producing titanium melted or milled products.

Go-Shop; Solicitation. During the period beginning on the date of the Merger Agreement and continuing until 11:59 p.m., New York City time, on the earlier of the date the Offer closes or the date that is forty-five (45) days after the date of the Merger Agreement (which we refer to as the “No-Shop Start Date”), the Company, its subsidiaries and their respective representatives have the right to:

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initiate, solicit and encourage, whether publicly or otherwise, Takeover Proposals (as defined below), including by way of providing access to non-public information pursuant to one or more confidentiality agreements that are on terms, with respect to the maintenance of confidentiality of the Company’s information, which are consistent with the Confidentiality Agreement entered into between Parent and the Company; provided, that the Company is required to promptly provide to Parent a copy of any material non-public information concerning the Company or its subsidiaries that is provided to any person given such access which was not previously provided to Parent (or its representatives); and

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enter into and maintain discussions or negotiations with respect to Takeover Proposals or otherwise cooperate with or assist or participate in, or facilitate, any such inquiries, proposals, discussions or negotiations or the making of any Takeover Proposal.

For purposes of the Merger Agreement and the Offer, “Takeover Proposal” means any inquiry, proposal or offer from any person or entity (other than Parent and its subsidiaries) relating to any (i) acquisition of assets of the Company and its subsidiaries (including securities of subsidiaries, but excluding sales of assets in the ordinary course of business) equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues on a consolidated basis are attributable, (ii) acquisition of 20% or more of the outstanding Shares, (iii) tender offer or exchange offer that if consummated would result in any person or entity beneficially owning 20% or more of the outstanding Shares or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company; in each case, other than the transactions contemplated by the Merger Agreement.

No Solicitation. After the No-Shop Start Date, and except as may relate to any Excluded Party (as defined below), the Company has agreed to, and has agreed to cause each of its subsidiaries and each of its and their representatives to:

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on the No-Shop Start Date, immediately cease any discussions or negotiations with any person that may be ongoing with respect to a Takeover Proposal, and require such persons and any other persons who have made or have indicated an intention to make a Takeover Proposal to promptly return or destroy any confidential information previously furnished by the Company, any of its subsidiaries or any of their respective representatives; and

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from the No-Shop Start Date until the Effective Time or, if earlier, the termination of the Merger Agreement in accordance with the terms thereof, not (i) solicit, initiate, seek or knowingly facilitate or encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, (ii) enter into, engage in, continue or otherwise participate in any discussions or negotiations relating to a Takeover Proposal, (iii) furnish to any person other than Parent or Purchaser any non-public information that the Company believes or should reasonably know could be used for the purposes of formulating or furthering any Takeover Proposal, (iv) approve, endorse, recommend, execute or enter into any agreement, letter of intent or contract with respect to a Takeover Proposal or otherwise relating to or that is intended to or would reasonably be expected to lead to any Takeover Proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by the Merger Agreement, (v) submit any Takeover Proposal or any matter related thereto to the vote of the stockholders of the Company or (vi) propose, resolve or agree to any of the foregoing.

For purposes of the Merger Agreement and the Offer:

•	“Excluded Party” means any person, group of persons or group that includes any person (so long as such person and the other members of such group, if any, who were members of such group immediately prior to the No-Shop Start Date constitute at least 50% of the equity financing of such group at all times following the No-Shop Start Date and prior to the termination of the Merger Agreement) from whom the Special Committee, the Company or any of its representatives has received a written Takeover Proposal after the execution of the Merger Agreement and prior to the No-Shop Start Date that the Special Committee determines in good faith prior to the No-Shop Start Date constitutes or could reasonably be expected to lead to a Superior Proposal.

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“Superior Proposal” means a proposal to acquire, directly or indirectly (whether by way of merger, consolidation, share exchange, business combination, recapitalization, tender or exchange offer, asset sale or otherwise), for consideration consisting of cash and/or securities, more than 50% of the equity securities of the Company or more than 50% of the assets of the Company and its subsidiaries on a consolidated basis, made by a third party, and which is otherwise on terms and conditions which the Special Committee (and the Company Board based on a recommendation from the Special Committee) determines in good faith (after consultation with the Special Committee’s financial and legal advisors), taking into account all relevant factors, including the price, form of consideration, closing conditions, the ability to finance the proposal, the identity of the person or persons making the proposal and other aspects of the proposal that the Company Board deems relevant, to be (i) more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by the Merger Agreement (including the Offer and the Merger), including any changes to the terms of the Merger Agreement proposed by Parent pursuant to the Merger Agreement and (ii) reasonably capable of being consummated on the terms proposed.

Notwithstanding the foregoing, if at any time following the No-Shop Start Date and prior to the closing of the Offer:

•

the Company receives a written Takeover Proposal from a third party that did not result from the Company’s or any of its subsidiaries’ or any of its or their respective representatives’ breach of the non-solicitation provisions of the Merger Agreement; and

•

the Special Committee determines in good faith (after consultation with its counsel and financial advisors) that such Takeover Proposal constitutes or is reasonably likely to lead to a Superior Proposal, then the Company may take the following actions:

•	furnish any information with respect to the Company and its subsidiaries to the person making such Takeover Proposal; and

•	participate in discussions or negotiations with the person making such Takeover Proposal regarding such Takeover Proposal.

Notwithstanding the foregoing, neither the Company nor any of its subsidiaries will, and they will cause their respective representatives not to, disclose any non-public information to such person without entering into a confidentiality agreement on terms, with respect to the maintenance of confidentiality of the Company’s information, which are consistent with the Confidentiality Agreement entered into between Parent and the Company, and the Company will promptly provide to Parent a copy of all such information not previously provided to Parent (or its representatives). In any event, the Company is permitted to take any or all of the actions described in the two bullet points immediately above with respect to any Excluded Party prior to the closing of the Offer, but the Company must first notify Parent prior to furnishing information or participating in discussions with any particular person.

Company Board Recommendation; Adverse Recommendation Changes. As described above, the Company Board, upon the unanimous recommendation of the Special Committee, recommended that the holders of the Shares accept the Offer, tender their Shares to Purchaser and adopt the Merger Agreement. The Company Board also agreed to include the Recommendation in the Schedule 14D-9 and to permit Parent to include the Recommendation in the Offer and documents related to the Offer.

The Merger Agreement provides that, except as expressly permitted by the Merger Agreement and as described below, (i) the Special Committee will not withdraw or modify, in a manner adverse to Parent, the recommendation by the Special Committee that the Company Board recommend that the stockholders of the Company adopt the Merger Agreement and tender their Shares in the Offer, (ii) the Company Board will not withdraw or modify, in a manner adverse to Parent, the Recommendation, (iii) the Special Committee or the Company Board will not publicly recommend to the stockholders of the Company or approve a Takeover Proposal (any action described in clauses (i), (ii) or (iii) above being referred to as a “Company Adverse Recommendation Change”), and (iv) the Special Committee will not advise the Company Board to authorize, and the Company Board will not authorize, the Company or any of its subsidiaries to enter into any merger, acquisition or similar agreement with respect to any Takeover Proposal (other than a confidentiality agreement).

Notwithstanding the preceding paragraph, prior to the purchase of Shares pursuant to the Offer and in the absence of a Takeover Proposal, the Special Committee may make or advise the Company Board to make, and the Company Board may make, a Company Adverse Recommendation Change if the Special Committee determines in good faith, based on facts or circumstances arising or changes occurring after the date of the Merger Agreement (which facts, circumstances or changes we refer to as an “Intervening Event”), and taking into account the results of any negotiations with Parent as contemplated by the second bullet point below and any offer from Parent contemplated by the third bullet point below, that such action is required in order for the Special Committee or the Company Board, as applicable, to comply with its fiduciary duties under applicable law. The Company Board may not effect a Company Adverse Recommendation Change in connection with an Intervening Event unless:

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the Company has provided prior written notice to Parent, at least five (5) business days in advance (which we refer to as the “Intervening Event Notice Period”), of the Company’s intention to make a Company Adverse Recommendation Change based on such Intervening Event, which notice must specify in reasonable detail the Intervening Event and the facts, circumstances and other conditions giving rise to such Company Adverse Recommendation Change;

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prior to effecting such Company Adverse Recommendation Change, during the Intervening Event Notice Period, the Company must negotiate and cause the Company’s representatives to negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement in such a manner that would obviate the need for the Special Committee or the Company Board to effect such Company Adverse Recommendation Change; and

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Parent has not, within the Intervening Event Notice Period, made a written, binding and irrevocable (through the expiration of such period) offer to modify the terms and conditions of the Merger Agreement, which is set forth in a definitive written amendment to the Merger Agreement delivered to the Company and executed on behalf of Parent and Purchaser, that the Special Committee has in good faith determined (after consultation with its outside legal counsel) would obviate the need for the Special Committee or the Company Board to effect such Company Adverse Recommendation Change.

In the event of any material change (including successive changes) to the Intervening Event, the Company is required to deliver a new written notice to Parent and to comply with the foregoing requirements with respect to such new written notice (but in lieu of the five (5) business day Intervening Event Notice Period, the Intervening Event Notice Period therefor will be three (3) business days.)

Prior to the completion of the Offer, if the Company receives a Takeover Proposal that the Special Committee reasonably determines in good faith, after consultation with outside legal counsel and a financial advisor, constitutes a Superior Proposal, after giving effect to all of the adjustments to the terms and conditions of the Merger Agreement that have been delivered to the Company by Parent in writing during the Notice Period (as defined below) that are binding and have been committed to by Parent in writing, and if such written Takeover Proposal did not result from the Company’s or any of its subsidiaries’ or any of its or their respective representatives’ breach of the non-solicitation provisions of the Merger Agreement, the Special Committee may

advise the Company Board to, and the Company Board may at any time prior to the completion of the Offer, if the Special Committee determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to breach the fiduciary duties owed by the Special Committee or the Company Board to the stockholders of the Company under Delaware law, effect a Company Adverse Recommendation Change with respect to such Superior Proposal and enter into a definitive agreement with respect to such Superior Proposal if the Company concurrently with entering into such definitive agreement terminates the Merger Agreement as described below; provided, however, that the Company may not take any of the actions pursuant to this paragraph unless:

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the Company provides prior written notice to Parent, at least five (5) business days in advance (which we refer to as the “Notice Period”) of the Company’s intention to take such action with respect to such Superior Proposal and contemporaneously provides a complete unredacted copy of the relevant transaction agreements and documents with the party making such Superior Proposal, including the definitive agreement with respect to such Superior Proposal;

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prior to effecting such Company Adverse Recommendation Change in connection with such Superior Proposal, during the Notice Period, the Company negotiates and causes its representatives to negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that such Takeover Proposal ceases to constitute a Superior Proposal; and Parent has not, during the Notice Period, made a written, binding and irrevocable (through the expiration of the Notice Period) offer to modify the terms and conditions of the Merger Agreement, which is set forth in a definitive written amendment to the Merger Agreement delivered to the Company and executed on behalf of Parent and Purchaser, that the Company Board has in good faith determined (after consultation with outside legal counsel and its financial advisor) would cause such Takeover Proposal to cease to constitute a Superior Proposal. In the event of any revisions to the financial terms of or other material terms of the Superior Proposal (including successive revisions), the Company is required to deliver a new written notice to Parent and to comply with the requirements of these provisions regarding effecting a Company Adverse Recommendation Change with respect to such new written notice and to provide a new Notice Period (but in lieu of five business days, the applicable Notice Period therefor would be three business days); and

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at the conclusion of any Notice Period and prior to effecting any Company Adverse Recommendation Change, the Special Committee reasonably determines in good faith after consultation with outside legal counsel and a financial advisor that such Takeover Proposal constitutes a Superior Proposal, and concurrently provides Purchaser and Parent with written notice of that determination.

Notwithstanding the foregoing, nothing in the Merger Agreement prohibits the Special Committee from recommending to the Company Board, or the Company Board from taking and disclosing to the Company’s stockholders, a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable law, if the Special Committee or the Company Board, as applicable, determines, after consultation with outside counsel, that disclosure of such position is required under applicable law (including any fiduciary duties of the Special Committee or the Company Board arising thereunder), subject to compliance with the provisions of the Merger Agreement. In addition, the parties agreed that, for purposes of the Merger Agreement, a factually accurate public statement by the Company that describes the Company’s receipt of a Takeover Proposal and the operation of the Merger Agreement with respect thereto, or any “stop, look and listen” communication by the Special Committee or the Company Board pursuant to Rule 14d-9(f) of the Exchange Act, or any similar communication to the stockholders of the Company, will not constitute a Company Adverse Recommendation Change or a proposal for a Company Adverse Recommendation Change.

The Merger Agreement provides that the Special Committee cannot grant any waiver or release under any standstill agreement with respect to any class of equity securities of the Company. Notwithstanding the foregoing, (i) at any time prior to the closing of the Offer, the Special Committee may grant a waiver or release under any standstill agreement with respect to any class of equity securities of the Company if the Special Committee determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, and (ii) from the date of the Merger Agreement until the No-Shop Period Start date, the Company may grant any such waiver in writing solely to permit any counterparty to any such agreement to make non-public inquiries, proposals or offers that constitute or may reasonably be expected to lead to any Takeover Proposal, so long as such waiver prohibits, without the Special Committee’s consent, any open market purchases of equity securities or securities convertible into equity securities of the Company, any Takeover Proposal not approved by the Special Committee or other action, including a proxy contest, not approved by the Special Committee.

Obligations with Respect to the Proxy or Information Statement. The Merger Agreement provides that, as soon as practicable after the filing of the Schedule 14D-9 pursuant to the Merger Agreement, (i) the Company will prepare an information statement relating to the written consent of the Company’s stockholders, (ii) Parent will promptly provide to the Company any information required for inclusion in the information statement, and will promptly provide such other information or assistance in the preparation of the information statement as may be reasonably requested by the Company, and (iii) at Parent’s request (if Parent and the Company mutually determine in good faith that such filing would be permitted), the Company will file the information statement in preliminary form with the SEC. The Company will include in the information statement the Recommendation, the written fairness opinion of Morgan Stanley, together with a summary thereof in accordance with Item 1015(b) of Regulation M-A (regardless of whether such item is applicable), a copy of Section 262 of the DGCL and all other information required to be included under the Exchange Act, and will cause the information statement to comply as to form in all material respects with the provisions of the Exchange Act and to satisfy all rules of the NYSE.

If the adoption of the Merger Agreement by the Company’s stockholders is required by applicable law in order to consummate the Merger, then the Company will, as soon as practicable after the date on which the SEC confirms that it has no further comments on the proxy statement or the information statement, as applicable, either, in the sole discretion of Parent:

•

(i) establish a record date for (which record date will be as soon as legally permissible following the successful completion of the Offer and will not be changed without the prior written consent of Parent) and give notice of a meeting of its stockholders for the purpose of adopting the Merger Agreement, and (ii) mail a proxy statement to the holders of Shares as of the record date; or

•

comply with all applicable laws and the certificate of incorporation and bylaws of the Company in connection with any written consent of the Company’s stockholders in favor of the adoption of the Merger Agreement.

Efforts to Close the Transaction. The Merger Agreement provides that, subject its terms and conditions, each of the parties will cooperate with the other parties and use (and will cause their respective subsidiaries to use) their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to cause the conditions to consummating the Merger to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under the HSR Act and the EU Merger Regulation), and (ii) obtain all approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any governmental authority or third party necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement.

Pursuant to the Merger Agreement, in furtherance of the foregoing paragraph:

•

each party agreed to make and effect as promptly as practicable all registrations, filings and submissions required to be made or effected by it pursuant to the Exchange Act and other applicable law with respect to the transactions contemplated by the Merger Agreement, including the making of an appropriate filing of a Form CO notification with the European Commission pursuant to the EU Merger Regulation, the making of an appropriate filing of a Notification and Report Form pursuant to the HSR Act, with respect to the transactions contemplated by the Merger Agreement, the supply of any additional information and documentary material that may be requested pursuant to the HSR Act and the use of its reasonable best efforts to take, or cause to be taken, all other actions consistent with the Merger Agreement necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) and obtain the approval of the transaction by the European Commission or cause the expiration of the applicable waiting period pursuant to the EU Merger Regulation as soon as practicable; and

•

the Company and Parent are each required to use reasonable best efforts to (i) take all action necessary to ensure that no state takeover statute or similar law is or becomes applicable to any of the transactions contemplated by the Merger Agreement, and (ii) if any state takeover statute or similar law becomes applicable to any of the transactions contemplated by the Merger Agreement, take all action necessary to ensure that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise minimize the effect of such law on the transactions contemplated by the Merger Agreement.

The Merger Agreement provides that each of the parties will use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a governmental authority relating to the transactions contemplated by the Merger Agreement and in connection with any investigation or other inquiry by or before a governmental authority relating to the transactions contemplated by the Merger Agreement, including any proceeding initiated by a private party, and (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, the European Commission or any other governmental authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by the Merger Agreement.

Pursuant to the Merger Agreement, Parent and the Company must each use its reasonable best efforts to (i) avoid the entry of, or to have vacated or terminated, any decree, order or judgment that would restrain, prevent or delay the consummation of the transactions contemplated by the Merger Agreement, on or before the Walk-Away Date, including by vigorously defending or contesting any action in any court by any person that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Offer, the Merger, and the other transactions contemplated by the Merger Agreement, and (ii) avoid or eliminate each and every impediment under the HSR Act and the EU Merger Regulation that may be asserted by the U.S. or European Union antitrust authorities with respect to the transactions contemplated by the Merger Agreement so as to enable the consummation of the transactions contemplated by the Merger Agreement to occur as soon as reasonably possible (and in any event no later than the Walk-Away Date). Notwithstanding anything in the Merger Agreement to the contrary, in no event is Parent or any affiliate of Parent required to (1) effect any divestiture or license of any assets of Parent or any of its affiliates or the assets of the Company or its subsidiaries, (2) hold separate any such assets or (3) agree to any restrictions on the operations, business or assets of Parent or any of its affiliates or the Company or its subsidiaries.

Notification of Certain Matters. The Company has agreed to give prompt notice to Parent, and Parent has agreed to give prompt notice to the Company, of any of the following:

•

any notice or other communication received from any governmental authority in connection with the transactions contemplated by the Merger Agreement or from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the surviving corporation or Parent;

•

any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries which relate to the transactions contemplated by the Merger Agreement;

•

the occurrence or non-occurrence of any fact, event or circumstance known to it that is reasonably likely, individually or taken together with all other existing facts, events and circumstances known to it, to cause or result in any of the conditions to the Merger set forth in the Merger Agreement or any conditions to the Offer not being satisfied; and

•

the failure of the Company or Parent, as the case may be, to comply with or satisfy any representation or warranty, covenant, condition or agreement to be complied with or satisfied by it pursuant to the Merger Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Offer, the Merger or any other transaction contemplated by the Merger Agreement not to be satisfied.

The delivery of any notice does not cure any breach of any representation, warranty, covenant or agreement contained in the Merger Agreement or otherwise limit or affect the remedies available thereunder to the party receiving such notice.

Indemnification and Insurance. The Merger Agreement provides that, from and after the Effective Time, Parent will cause the surviving corporation to (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs and expenses in connection with any claim, suit, action, proceeding or investigation relating to in whole or in part the transactions contemplated by the Merger Agreement, whenever asserted, based on or arising out of, in whole or in part, (A) the fact that the Indemnitee was a director or officer of the Company, or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director or officer of the Company, in each case, at, or at any time prior to, the Effective Time, including any claim, suit, action, proceeding or investigation relating in whole or in part to the transactions contemplated by the Merger Agreement, to the fullest extent permitted by applicable law, and (ii) assume all obligations of the Company to the Indemnitees in respect of indemnification and exculpation from liabilities (and advancement of expenses) for acts or omissions occurring at or prior to the Effective Time as provided in the Company’s certificate of incorporation and bylaws. Parent has agreed that from and after the Effective Time until all applicable statutes of limitations have expired, it will cause the certificate of incorporation and bylaws of the surviving corporation to contain provisions no less favorable to the Indemnitees with respect to the limitation of liabilities of directors and officers, indemnification and advancement of expenses than those set forth on the Company’s certificate of incorporation and bylaws as of the date of the Merger Agreement.

Pursuant to the Merger Agreement, the Company is required to purchase, and the surviving corporation must maintain after the Effective Time, fully pre-paid six-year “tail” policies to the current directors’ and officers’ liability insurance and fiduciary liability insurance policies maintained as of the date of the Merger Agreement by the Company. The “tail” policies must contain at least the same coverage and contain terms and conditions that are equivalent to, the coverage set forth in the current policies and must cover a period from the Effective Time through and including the date that is six years after the Closing Date with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time. Notwithstanding the foregoing, (i) the “tail” policies must not require the payment of an aggregate premium in excess of 250% of the aggregate annual premium most recently paid by the Company prior to the date of the Merger Agreement to maintain the current policies, (ii) prior to the Effective Time, the Company cannot enter into any contract for a “tail” policy without the prior written consent of Parent (which consent cannot be unreasonably withheld, conditioned or delayed), and (iii) the surviving corporation may substitute a policy or policies of comparable coverage for such “tail” policies.

Employee Matters. The parties have agreed that, as of the completion of the Offer, employees of the Company or its subsidiaries will cease to participate in The Employee 401(k) Retirement Plan sponsored by Contran Corporation (which we refer to as the “Contran Plan”). At Parent or the surviving corporation’s request, the Principal Stockholders have agreed to facilitate a spin-off and asset transfer from the Contran Plan to a new plan established by the surviving corporation or to a tax-qualified plan of Parent. See “—401(k) Support Agreement” below.

The Merger Agreement provides that Parent will assume sponsorship of, and all obligations and liabilities with respect to, the TIMET Defined Benefit Retirement Plan (which we refer to as the “TIMET Plan”). The TIMET Plan is a pension plan sponsored and maintained by the Company whose assets are held in Titanium Metals Corporation Master Retirement Trust (which we refer to as the “TIMET Trust”), which is sponsored and maintained by the Company and qualifies under Section 501(a) of the Code. The TIMET Trust has invested its assets in the CMRT, which is a master trust sponsored and maintained by Contran Corporation that qualifies under Section 501(a) of the Code.

As soon as practicable after the closing of the Offer and in any event within 30 days after the closing of the Offer, the assets related to the TIMET Plan (including the TIMET Trust), including all shares of common stock of Valhi, Inc., will be transferred out of the CMRT to the TIMET Trust and sponsorship of the TIMET Trust will be retained by the Company or assumed by Parent, but all interests in private equity partnerships credited to the TIMET Plan will be transferred when cash proceeds from the sale of such interests are received or when transfers can be arranged in accordance with the governing partnership documents. Assets to be transferred from the master trust will be cash only except (i) shares of Valhi, Inc. common stock, (ii) partnership interests credited to the TIMET Plan for which an agreement to sell for cash is not obtained, or (iii) as Parent and the trustee of the master trust mutually and reasonably agree otherwise.

Stockholder Litigation. The Company has agreed to give Parent the opportunity to participate in the defense or settlement of any litigation brought by stockholders of the Company against the Company and/or its directors relating to the transactions contemplated by the Merger Agreement, and the Company has agreed not to compromise, settle or come to an arrangement regarding any litigation arising or resulting from the transactions contemplated by the Merger Agreement or consent to the same without the prior written consent of Parent, which consent cannot be unreasonably withheld, conditioned or delayed.

Other Covenants. The Merger Agreement contains other customary covenants, including, but not limited to, covenants relating to public announcements, access to information and confidentiality, fees and expenses, Rules 16b-3 and 14d-10 promulgated under the Exchange Act, delisting and control of operations.

In addition, Parent, Purchaser and the Company have agreed on the treatment of contracts and other arrangements between the Company or any of its subsidiaries, on the one hand, and any Principal Stockholder, on the other hand, as of and following the Offer closing. The Company and Contran Corporation are currently parties to an Intercorporate Services Agreement, dated as of January 1, 2008, whereby the Company obtains many corporate services through Contran Corporation. Under the Merger Agreement, the following services provided under the Intercorporate Services Agreement will be terminated at the Offer closing: executive, management, financial, audit, accounting, tax, legal, treasury, aviation, consulting and administrative services. The following remaining services currently provided under the Intercorporate Services Agreement will continue to be provided after the Offer closing for a period of up to six months thereafter and terminated as soon as practicable on or before the end of such six-month period: technical services related to hosting of information systems and disaster recovery, certain human resource services and certain insurance and risk management services. Any of the identified continued services provided during the transition period will be compensated by the Company to Contran Corporation based on the annual service amount previously agreed by the Company and Contran Corporation for the calendar year 2012 for such services and prorated for any partial period of service. The Company may terminate the Intercorporate Services Agreement at any time prior to the expiration of the six-month transition period on thirty (30) days prior written notice. In addition, Parent, Purchaser and the Company have further agreed that (i) the outstanding promissory note receivable by the Company from CompX International Inc., an affiliate of Contran Corporation, will remain in full force and effect according to its terms, (ii) all amounts owing to the Company by Contran Corporation under the Fifth Amended and Restated Unsecured Revolving Demand Promissory Note dated March 1, 2012 will be indefeasibly paid in full to the Company at the Offer closing, and the note will be terminated and cancelled, (iii) the Company’s access to utility services provided to its Henderson, Nevada facility by a utility service provider in which a subsidiary of Contran Corporation owns a 32% equity interest will continue in accordance with current terms, and (iv) the Company’s rights related to shared insurance coverage under which the Company and Contran Corporation and its affiliates are coinsureds and under the existing Agreement Regarding Shared Insurance will continue in full force and effect for the benefit of the Company for claims relating to occurrences arising prior to the Offer closing and any insurance brokerage services will be terminated as of the closing of the Offer. See also “—Employee Matters” and “—401(k) Support Agreement,” for a description of transition obligations related to the transfer of assets relating to the Timet Plan and the spinoff and asset transfer of employee accounts under the Contran Plan.

Conditions to Consummation of the Merger. Pursuant to the Merger Agreement, the respective obligations of each of Parent, the Company and Purchaser to consummate the Merger is subject to the satisfaction (or waiver, if permissible under applicable law) on or prior to the closing date of the Merger of the following conditions: (a) if required by law, the Merger Agreement has been adopted by the Company’s stockholders (but this condition is deemed satisfied if the failure to obtain the stockholders’ approval is due to Parent’s or Purchaser’s failure to vote all Shares it beneficially owns in favor of the Merger), (b) no law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental authority of competent jurisdiction is in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal (which clause (b) we refer to as a “Restraint”); and (c) the Offer has been successfully completed (but this condition will be deemed satisfied with respect to Parent and Purchaser if Purchaser failed to purchase Shares pursuant to the Offer in breach of its obligations under the Merger Agreement).

Termination. The Merger Agreement provides that it may be terminated and the transactions contemplated by it may be abandoned at any time prior to the Effective Time, whether before or after the adoption of the Merger Agreement by the Company’s stockholders:

•

by the mutual written consent of the Company and Parent duly authorized by each of their respective boards of directors (which, in the case of the Company, if the closing of the Offer has occurred, will be determined by Independent Directors); or

•	by either the Company or Parent,

•

if (A) the closing of the Offer has not occurred on or before the Walk-Away Date or (B) the Offer is terminated or withdrawn pursuant to its terms and the terms of the Merger Agreement without any Shares being purchased thereunder, but, in each case, the right to terminate the Merger Agreement under this provision is not available to any party whose failure to fulfill in any material respect any of its obligations under the Merger Agreement is the cause of, or results in, the aforementioned events; or

•

if any Restraint is in effect and becomes final and non-appealable, but the right to terminate the Merger Agreement under this provision is not available to a party if the issuance of such final, non-appealable restraint was primarily due to the failure of such party to perform any of its obligations under the Merger Agreement;

•	prior to the completion of the Offer, by Parent,

•

if the Company has materially breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (A) would give rise to the failure of one of the conditions to the Offer that are described in Section 15—“Conditions of the Offer,” and (B) is not waived by Parent or cured by the Company within fifteen (15) days after the Company’s receipt of written notice thereof from Parent or is incapable of being cured by the Company by the Walk-Away Date;

•	if a Company Adverse Recommendation Change has occurred (whether or not in compliance with the applicable provisions of the Merger Agreement);

•

after a tender offer or exchange offer is commenced that, if successful, would result in any person or “group” (as defined under Section 13(d) of the Exchange Act) becoming a beneficial owner of 15% or more of the outstanding Shares (other than by Parent or Purchaser), if the Company Board fails to recommend that the Company’s stockholders not tender their Shares in such tender or exchange offer within ten (10) business days after commencement of such tender offer or exchange offer;

•

if the Company Board fails to reconfirm the Recommendation promptly, and in any event within ten (10) business days, following Parent’s request that it do so, but Parent cannot make more than two such requests; or

•

if the Company violates or breaches (or is deemed pursuant to the terms of the Merger Agreement, to have violated or breached) in any material respect any of the “go-shop” and “no-shop” provisions of the Merger Agreement and such violation or breach (or deemed violation or breach) materially and adversely affects Parent’s ability to consummate the transactions contemplated by the Merger Agreement pursuant to the terms thereof or otherwise has a material and adverse effect on Parent;

•	prior to the completion of the Offer, by the Company,

•

if Parent materially breaches or fails to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (A) gives rise to the failure of one of the conditions that are described in Section 15—“Conditions of the Offer,” and (B) has not been waived by the Company or cured by Parent within fifteen (15) days after Parent’s receipt of written notice thereof from the Company or is incapable of being cured by Parent by the Walk-Away Date, it being acknowledged and agreed that any termination by the Company pursuant to this provision will not constitute a Company Adverse Recommendation Change;

•

if (A) the Special Committee or the Company Board has made a determination to terminate the Merger Agreement in accordance with the provisions of the Merger Agreement in order to enter into a Superior Proposal and (B) the Company pays Parent the applicable Termination Fee (as defined below); or

•

if Purchaser fails to commence the Offer on or prior to November 20, 2012, or fails to consummate the Offer in accordance with the Merger Agreement, but the Company will not be permitted to terminate the Merger Agreement pursuant to this provision if the reason for Purchaser’s failure to commence the Offer is due to the Company’s material breach of the Merger Agreement;

•	by either the Company or Parent if the Support Agreement is terminated pursuant to Section 4(e) thereof.

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become null and void and, subject to certain designated provisions of the Merger Agreement and the Confidentiality Agreement between Parent and the Company that survive, including the transaction fees and expenses, termination, termination fees and expenses, confidentiality and miscellaneous provisions, there will be no liability on the part of Parent, Purchaser or the Company or their respective directors, officers and affiliates, except that (i) the Company may be required to pay a Termination Fee (as defined below), and (ii) the parties would remain liable for any willful breach of any covenant set forth in the Merger Agreement.

If the Merger Agreement is terminated prior to the expiration of the Offer, Parent and Purchaser will promptly terminate the Offer upon such termination of the Merger Agreement without the purchase of Shares thereunder. If the Offer is terminated, all tendered Shares not previously accepted for payment will be returned to the tendering stockholders.

Termination Fee. If the Merger Agreement is terminated by the Company prior to the completion of the Offer in order for the Company to accept a Superior Proposal, then, immediately upon such termination, the Company will pay or cause to be paid to Parent, by wire transfer of immediately available funds, the Termination Fee (as defined below).

If the Merger Agreement is terminated by Parent prior to the completion of the Offer pursuant to Parent’s right to terminate the Merger Agreement, as more fully described in “—Termination,” following (a) a Company Adverse Recommendation Change, (b) failure by the Company to recommend that the Company’s stockholders not tender their Shares into a competing tender offer or exchange offer, (c) failure by the Company to reconfirm the Recommendation upon request or (d) the Company’s material breach of any of the “go-shop” or “no-shop” provisions of the Merger Agreement that shall have materially and adversely affected Parent’s ability to consummate the transactions contemplated by the Merger Agreement, then the Company is required to pay Parent the Termination Fee promptly, but in no event later than two business days after termination of the Merger Agreement.

If the Merger Agreement is terminated (i) by either the Company or Parent due to (A) the completion of the Offer not occurring on or before the Walk-Away Date or (B) the Offer being terminated or withdrawn pursuant to its terms and the terms of the Merger Agreement without any Shares being purchased thereunder; or (ii) by Parent prior to the completion of the Offer pursuant to Parent’s right to terminate the Merger Agreement as a result of the Company’s material breach or failure to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, as more fully described under “—Termination,” and (x) at any time on or after the date of the Merger Agreement and prior to such termination, a Takeover Proposal has been publicly announced and not publicly withdrawn prior to such termination, and (y) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to, or consummates, any transaction specified in the definition of “Takeover Proposal,” the Company will pay Parent the Termination Fee (less the amount of expenses previously reimbursed, if any, pursuant to the terms described in “—Expense Reimbursement” below) on the second business day after the date of the first to occur of the events referred to in clause (y). For these purposes, references in the definition of “Takeover Proposal” to “20%” are replaced by “more than 50%” or, if the applicable transaction was not recommended by the Special Committee or the Company Board and was not effected pursuant to an agreement to which the Company is a party, “100%.”

The “Termination Fee” means an amount equal to $101 million, provided that the Termination Fee shall be reduced to $45.5 million in the event that the Merger Agreement is terminated (i) by the Company prior to the No-Shop Period Start Date in order for the Company to accept a Superior Proposal with an Excluded Party, or (ii) by the Parent pursuant to the Parent’s right to terminate, as more fully described in “—Termination,” following (a) a Company Adverse Recommendation Change, (b) failure by the Company to recommend that the Company’s stockholders not tender their Shares into a competing tender offer or exchange offer or (c) failure by the Company to reconfirm the Recommendation upon request, in each case in a circumstance in which the event giving rise to the right of termination occurred prior to the No-Shop Period Start Date and is based on the submission of a Takeover Proposal prior to the No-Shop Period Start Date by an Excluded Party.

If the Merger Agreement is terminated pursuant to the provisions described above and, subject to the rights of the parties to seek specific performance described below under “—Specific Performance,” the Company pays the Termination Fee and any out-of-pocket costs and expenses of Parent payable by the Company as described in “—Expense Reimbursement” below (if applicable), the payment of such Termination Fee and out-of-pocket costs and expenses of Parent (if applicable) will constitute the sole and exclusive remedy of Parent and Purchaser with respect to any and all claims against the Company and/or any of its representatives, of whatever nature and whenever arising, relating to or arising out of the Merger Agreement, the Offer or the Merger.

Expense Reimbursement. If the Merger Agreement is terminated (i) by either the Company or Parent due to (A) the completion of the Offer not occurring on or before the Walk-Away Date or (B) the Offer being terminated or withdrawn pursuant to its terms and the terms of the Merger Agreement without any Shares being purchased thereunder; or (ii) by Parent prior to the completion of the Offer pursuant to Parent’s right to terminate the Merger Agreement as a result of the Company’s material breach or failure to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement as more fully described under “—Termination,” then if (x) at any time on or after the date of the Merger Agreement and prior to such termination a Takeover Proposal is publicly announced and not publicly withdrawn prior to such termination and (ii) the conditions that are described in Section 15—“Conditions of the Offer” (other than the Minimum Tender Condition) are satisfied then, within two business days after the receipt by the Company of appropriate supporting documentation therefor, the Company will pay or cause to be paid to Parent an amount equal to the out-of-pocket costs and expenses of Parent in connection with the transactions contemplated by the Merger Agreement in an amount not to exceed $5,000,000.

Amendments or Supplements. At any time prior to the Effective Time, the Merger Agreement may be amended or supplemented in any and all respects, whether before or after the adoption of the Merger Agreement by the Company’s stockholders, by written agreement of the parties thereto authorized by action taken by their respective boards of directors (which in the case of the Company after the closing of the Offer must include approval of the Independent Directors). Notwithstanding the foregoing, following adoption of the Merger Agreement by the Company’s stockholders, there cannot be any amendment or change to the provisions of the Merger Agreement which by law would require further approval by the stockholders of the Company without such approval.

Extensions of Time, Waiver. At any time prior to the Effective Time, any party may, subject to the terms of the Merger Agreement and applicable law, (i) waive any inaccuracies in the representations and warranties of any other party, (ii) extend the time for the performance of any of the obligations or acts of any other party, or (iii) waive compliance by the other party with any of the agreements contained in the Merger Agreement or, except as otherwise provided in the Merger Agreement, waive any of such party’s conditions, but after the closing of the Offer, approval of the Company’s Independent Directors must be obtained, if applicable.

No failure or delay by the Company, Parent or Purchaser in exercising any right under the Merger Agreement will operate as a waiver thereof nor does any single or partial exercise of any right preclude any other or further exercise of such right or the exercise of any other right under the Merger Agreement. Any agreement on the party of a party to the Merger Agreement to any extension or waiver will be valid only if it is set forth in an instrument in writing signed on behalf of such party.

Governing Law. The Merger Agreement is governed by Delaware law.

Specific Performance. The Merger Agreement provides that the parties are entitled to an injunction to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement without the requirement for the posting of any bond.

Support Agreement

The following is a summary of certain provisions of the Support Agreement. The following summary is not a complete description of the terms and conditions of the Support Agreement and is qualified in its entirety by reference to the Support Agreement, which is incorporated herein by reference, and a copy or form of which has been filed with the SEC as an exhibit to the Schedule TO. The Schedule TO is available free of charge on the SEC’s website at http://www.sec.gov.

Concurrent with the execution of the Merger Agreement, each of the Principal Stockholders entered into a Support Agreement with Parent and Purchaser. Pursuant to the Support Agreement, the Principal Stockholders agreed to (a) validly tender, or cause to be validly tendered, for cash all of the Shares beneficially owned by them and by the Affiliated Stockholders into the Offer, free and clear of all liens, as promptly as practicable and in any event within ten (10) business days after the Offer begins; and (b) not withdraw, or cause to be withdrawn, those Shares for so long as the Offer remains outstanding, unless Parent consents to the withdrawal in connection with a transfer of Shares.

Among other things, the Principal Stockholders agreed to vote and to cause the Affiliated Stockholders to vote (a) in favor the approval and adoption of the Merger Agreement and the transactions contemplated by the

Merger Agreement and Support Agreement and any other matter submitted to the stockholders for approval required to close the Offer; (b) against any action or agreement that would result in a breach of any representation, warranty, or obligation of the Company in the Merger Agreement or any transactions contemplated by the Merger Agreement or Support Agreement; (c) against any takeover proposal or any proposal relating to a takeover proposal, merger (other than the Merger), consolidation or other combination involving the Company or its subsidiaries or a reorganization, recapitalization, extraordinary dividend, dissolution, or liquidation of the Company or any of its subsidiaries; (d) to the extent submitted to a stockholder vote, against any change in the business or management of the Company or its board of directors (other than as directed by Parent or Purchaser); and (e) against any action, proposal or agreement that could reasonably be expected to result in the conditions to the Offer or the Merger not being satisfied.

The Principal Stockholders agreed not to, and not to allow the Affiliated Stockholders to, transfer their Shares or enter into any voting agreement (other than the voting agreements in the Support Agreement) or other similar arrangement. Notwithstanding the transfer restriction, a Principal Stockholder or Affiliated Stockholder may transfer its Shares to another person if prior to such transfer the Principal Stockholder or Affiliated Stockholder shall first have validly tendered the Shares to be transferred into the Offer, and the person to which the Shares are transferred becomes a party to the Support Agreement contemporaneously with the transfer and agrees to not withdraw the transferred Shares, the transferring Principal Stockholder or Affiliated Stockholder does not transfer Shares to more than four people, and the Principal Stockholders and Affiliated Stockholders, together, have not transferred more than 30 million Shares. Any such transfer will not relieve the Principal Stockholder of its obligations under the Support Agreement if the transferee does not perform its obligations under the Support Agreement. The Principal Stockholder may request of Parent the ability to make a transfer of Shares other than as described in this paragraph. Any such alternative transfer will be subject to the prior written consent of Parent, which consent shall not be unreasonably withheld, with respect to the maximum number of transferees or the total number of Shares that can be transferred, but otherwise such consent will be in Parent’s sole discretion.

The Principal Stockholders agreed not to, and agreed to cause the Affiliated Stockholders not to, solicit, initiate, propose or knowingly encourage, facilitate or participate in discussions with third parties regarding other proposals to acquire the Company. The Principal Stockholders, however, who are also directors or officers of the Company, may notify an independent director of the Company of a takeover proposal and may take actions requested of him by the Special Committee, if the Company, in accordance with the terms of the Merger Agreement, is permitted and has actually started to engage in discussions or negotiations with any person regarding a takeover proposal. For a discussion of the actions the Company may take with respect to a takeover proposal, see “—Merger Agreement, Company Board Recommendation; Adverse Recommendation Changes,” above.

The Principal Stockholders agreed to jointly and severally indemnify Parent, Purchaser, their affiliates, officers, directors, employees, advisors, agents and other representatives and, if the Offer closes, the Company, its affiliates, officers, directors, employees, advisors, agents and other representatives from losses incurred by those parties in connection with claims with respect to the transactions contemplated by the Merger Agreement and Support Agreement brought by stockholders of the Company or, solely with respect to the Schedule TO and its exhibits filed by Purchaser, a governmental authority. The Principal Stockholders, however, will not provide indemnification to the extent such losses are covered by any directors and officers insurance policies or result from (a) untrue or misleading statements or omissions in the Schedule TO and its exhibits (including this Offer to Purchase) unless the statement or omission was made in reliance on information provided by any Principal Stockholder or Affiliated Stockholder, (b) any actions by Parent, Purchaser, the Company or their affiliates after the Offer closes, (c) non-monetary remedies, (d) breach by Parent, Buyer or their affiliates of the Support Agreement, or (e) breach by the Company of any representation, warranty or covenant in the Merger Agreement. If any indemnified party suffers losses in an action which is described in both the first and the second sentence of this paragraph, those losses shall be indemnified in accordance with the first sentence of this paragraph, except to the extent of losses resulting specifically from the matters set forth in the second sentence of this paragraph.

The Principal Stockholders agreed to request that the CMRT tender all of its Shares in the Offer. See “CMRT Support Letter” below.

The Support Agreement affirms the provisions of the Merger Agreement relating to the termination of agreements between the Company and its subsidiaries, on the one hand, and the Principal Stockholders and their affiliates, on the other hand. See “Merger Agreement—Other Covenants,” above.

The Support Agreement will terminate upon the earliest of (a) the termination of the Merger Agreement, (b) the termination or expiration of the Offer, (c) the Offer closing, (d) the Walk-Away Date, (e) November 20, 2012, if Purchaser fails to commence the Offer by such date, and (f) the date on which the Offer is amended, if the Offer is amended without the written consent of the Principal Stockholders to decrease the price per Share payable in the Offer, change the form of payment, reduce the number of shares sought in the Offer or modifies or waives the Minimum Tender Condition.

As disclosed to us by the Company, as of November 12, 2012, the Principal Stockholders beneficially owned an aggregate of 72,702,230 Shares, or approximately 41% of the Shares, and the Affiliated Stockholders beneficially owned an aggregate of 6,521,825 Shares, or approximately 4% of the Shares. Together, the Principal Stockholders and Affiliated Stockholder beneficially owned 79,224,055 Shares, or approximately 45% of the Shares, as of that day. In addition, as disclosed to us by the Company, as of November 12, 2012 the CMRT owned 15,434,604 Shares (or approximately 9% of the outstanding Shares). If all of the Shares owned by the Principal Stockholders, the Affiliated Stockholders and the CMRT are tendered into the Offer, such Shares will represent approximately 54% of the issued and outstanding Shares, based on the number of Shares outstanding and the number of Shares owned by such stockholders as of November 12, 2012.

CMRT Support Letter

The following is a summary of the CMRT Support Letter (as defined below). The following summary is not a complete description of the terms and conditions of the CMRT Support Letter and is qualified in its entirety by reference to the CMRT Support Letter, which is incorporated herein by reference, and a copy of which has been filed with the SEC as an exhibit to the Schedule TO. The Schedule TO is available free of charge on the SEC’s website at http://www.sec.gov.

As described above, pursuant to the Support Agreement, the Principal Stockholders agreed to request that CMRT tender all of its Shares in the Offer. In response to that request, the CMRT issued a letter to Parent, dated as of November 14, 2012 (the “CMRT Support Letter”), pursuant to which it indicated its intention to tender any Shares that it owns, free and clear of any liens or encumbrances, into the Offer, subject to its fiduciary duties and other relevant considerations and subject to the Offer commencing on or before November 20, 2012.

401(k) Support Agreement

The following is a summary of the 401(k) Support Agreement, dated as of November 9, 2012, by and among Parent, Purchaser and Contran Corporation, a stockholder of the Company (which we refer to as the “401(k) Support Agreement”). The following summary is not a complete description of the terms and conditions of the 401(k) Support Agreement and is qualified in its entirety by reference to the 401(k) Support Agreement, which is incorporated herein by reference, and a copy or form of which has been filed with the SEC as an exhibit to the Schedule TO. The Schedule TO is available free of charge on the SEC’s website at http://www.sec.gov.

The Merger Agreement requires that the Principal Stockholders spin off and transfer the assets of The Employee 401(k) Retirement Plan sponsored by Contran Corporation to a new plan established by the Company after the Merger or to a tax-qualified plan of Parent. In furtherance of that requirement, concurrent with the execution of the Merger Agreement, Contran Corporation, Parent and Purchaser entered into the 401(k) Support Agreement. That agreement describes the actions that the parties must take in connection with the spin-off and asset transfer of the plan, including, among other things, Contran Corporation’s obligation to provide plan documents and participant communications to Parent and Purchaser and to make its human resources personnel who handle the plan administration available to Parent.

Confidentiality Agreements

The following is a summary of certain provisions of the Confidentiality Agreement and the Contran NDA. The following summary is not a complete description of the terms and conditions of the Confidentiality Agreement and the Contran NDA and is qualified in its entirety by reference to the Confidentiality Agreement and the Contran NDA, which are incorporated herein by reference, and a copy or form of which have been filed with the SEC as an exhibit to the Schedule TO. The Schedule TO is available free of charge on the SEC’s website at http://www.sec.gov.

The Confidentiality Agreement provides, among other things, that, in connection with an evaluation relating to a potential transaction, each of Parent and the Company (a) may deliver to the other party certain confidential information, and that the receiving party will keep all such information relating to the other party confidential and will not disclose such information to any other person (except to their respective representatives who are actually engaged in the evaluation of the proposed transaction and have a “need to know” such information for the purpose of such evaluation, or as otherwise required by law) without the consent of the other party and (b) shall not, subject to certain limited exceptions, until one year following the execution of the Confidentiality Agreement, solicit for employment any of the other party’s current employees to whom such party had been directly or indirectly introduced as a result of the proposed transaction. Pursuant to the terms of the Confidentiality Agreement, Parent shall also abide by certain “standstill” restrictions involving the Company’s securities until one year following the execution of the Confidentiality Agreement.

The Contran NDA provides that, in connection with discussions relating to a potential transaction, each of Parent and Contran Corporation will not, and will cause their respective representatives not to, disclose, to any person other than (i) their respective representatives and (ii) the Company and its representatives, without the other party’s prior written consent, that discussions or negotiations are taking place concerning a possible transaction or any terms, conditions, status or other facts with respect to a proposed transaction, unless such disclosure is required by law.

Acknowledgment and Agreement

The following is a summary of that certain Acknowledgment and Agreement, dated as of November 19, 2012, among Parent, Purchaser, the Company and the Principal Stockholders (the “Acknowledgement and Agreement”). The following summary is not a complete description of the terms and conditions of the Acknowledgement and Agreement and is qualified in its entirety by reference to the Acknowledgement and Agreement, which is incorporated herein by reference, and a copy or form of which has been filed with the SEC as an exhibit to the Schedule TO. The Schedule TO is available free of charge on the SEC’s website at http://www.sec.gov.

The Acknowledgement and Agreement provides that (a) the initial Expiration Date will occur at 5:00 p.m., New York City time, on December 19, 2012 and (b) any Shares owned as of the date of the Merger Agreement by any Principal Stockholder but thereafter transferred to another person in accordance with the Support Agreement shall be counted as Shares owned by the transferring Principal Stockholder for purposes of determining whether the Minimum Tender Condition has been satisfied.

12. Purpose of the Offer; Plans for the Company.

Purpose of the Offer. The purpose of the Offer is for Parent, through Purchaser, to acquire control of the Company and ultimately all of the outstanding Shares of the Company. The purpose of the Merger is to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer or otherwise. If the Offer is successful, Purchaser intends to complete the Merger as promptly as practicable in accordance with the terms and subject to the conditions set forth in the Merger Agreement. If the Offer and the Merger are completed, the Company will be a wholly owned subsidiary of Parent.

Plans for the Company. Pursuant to the terms of the Merger Agreement, promptly upon the purchase of and payment for any of the Shares by Purchaser in the Offer, Parent intends to request that the Company take all necessary action to enable Parent’s designees to be elected or designated to the Company’s Board of Directors, subject to the requirement in the Merger Agreement regarding the presence of at least three Independent Directors until the Effective Time. Purchaser intends, as soon as practicable after the Offer closes, to close the Merger, subject to the satisfaction of the conditions set forth in the Merger Agreement.

Parent expects that, initially after the Merger, the business and operations of the Company will, except as set forth in the Offer, be continued substantially as they are now conducted. Parent does not expect to continue the Company’s regular dividend policy following the completion of the Merger. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the Offer and the Merger close and will take those actions it deems appropriate under the circumstances then existing.

If the Shares are not delisted before the Merger, Parent intends to cause the delisting of the Shares by the NYSE promptly after the Merger. Parent intends to cause the Company to terminate registration of the Shares under the Exchange Act as soon after the Offer is completed as the requirements for deregistration are met. See Section 13—“Certain Effects of the Offer.”

Except as described above in this Section 12 or elsewhere in this Offer to Purchase, Purchaser and Parent have no present plan or proposal that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s present indebtedness, capitalization or dividend policy, (iv) any change in the Company Board or management of the Company, (v) any other material change in the Company’s corporate structure or business, (vi) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system of a national securities association or (vii) a class of equity securities of the Company being eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Merger Approval. The Merger Agreement provides that Purchaser will complete the Merger as soon as reasonably practicable after completion of the Offer and satisfaction or waiver of certain conditions. In general, under the DGCL, a merger of two Delaware corporations requires (a) the adoption of a resolution by the board of directors of each of the corporations desiring to merge approving, and declaring the advisability of, an agreement and plan of merger containing provisions with respect to certain statutorily specified matters and (b) the adoption of that agreement by the stockholders of each corporation by the affirmative vote of the holders of at least a majority of all of the outstanding shares of stock entitled to vote on the matter, unless otherwise provided for in that corporation’s certificate of incorporation or, in the case of a short-form merger, as described in the next paragraph. Accordingly, except in the case of a short-form merger, the affirmative vote or written consent of the Company’s stockholders representing at least a majority of all of the outstanding Shares is required to adopt the Merger Agreement. Assuming that the Majority Tender Condition is satisfied, Purchaser would have sufficient voting power after the Offer closes to adopt the Merger Agreement without the affirmative vote or consent of any other stockholder of the Company.

Under the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, it would be able to promptly close the Merger as a “short-form” merger without prior notice to, action by or a vote of the Company Board or stockholders. Even if Purchaser does not own 90% of the outstanding Shares after completion of the Offer and satisfaction or waiver of certain conditions, it could seek to purchase additional Shares in the open market, from the Company or otherwise to reach the 90% threshold.

The exact timing and details of the Merger necessarily depend upon a variety of factors, including the number of the Shares Purchaser acquires in the Offer and the satisfaction of the conditions to the Merger set forth in the Merger Agreement.

Section 203 of the DGCL. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally, a stockholder owning 15% or more of a corporation’s outstanding voting stock or an affiliate or associate thereof) from engaging in a “business combination” with a Delaware corporation, including a merger, for three years after the stockholder became an “interested stockholder” unless specified conditions are met. The Company has elected in its certificate of incorporation and bylaws not to be governed by Section 203 of the DGCL. It is a condition to the Offer that the Company not change its Section 203 election. If, however, the election is changed and we waive that condition and close the Offer, our ability to complete the Merger could be significantly delayed.

Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is completed, the Company’s stockholders would have rights under Section 262 of the DGCL to demand appraisal of, and payment in cash of the fair value of, their Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to the dissenting holders for their Shares. Any judicial determination of the fair value of the Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment of the Shares. The value so determined could be more or less than, or the same as, the purchase price per Share in the Offer or the consideration per Share to be paid pursuant to the Merger. If any the stockholder of the Company who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of that holder will be converted into the right to receive the consideration per Share to be paid pursuant to the Merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of those rights.

The foregoing summary of the rights of dissenting stockholders under the DGCL is not a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. In the event of the Merger, additional information will be supplied to the stockholders. This discussion does not constitute the notice of appraisal rights required by Section 262 of the DGCL.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination after the purchase of the Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. If applicable, Rule 13e-3 would require, among other things, that financial information concerning the Company and information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction. Purchaser believes that Rule 13e-3 will not be applicable to the Merger because Purchaser expects to close the Merger within one year after the Offer closes and, in the Merger, stockholders will receive the same price per Share as paid in the Offer.

13. Certain Effects of the Offer.

Effect on the Indebtedness of the Company. If Purchaser becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act), directly or indirectly, of 50.01% or more of the Shares, including as a result of the successful completion of the Offer, an event of default would occur under the Company’s U.S. $200,000,000 Financing Agreement, dated February 28, 2012 (which we refer to as the “Credit Facility”), and the agent to the lenders under the Credit Facility may (a) declare all or any portion of the commitment of each lender to make loans or issue letters of credit to be suspended or terminated, whereupon such commitments will be suspended or terminated; (b) declare all or any portion of the unpaid principal amount of all outstanding loans, all interest accrued and unpaid thereon, and all other amounts owing or payable under or in connection with the Credit Facility to be immediately due and payable; and/or (c) exercise on behalf of itself and the lenders under the Credit Facility all rights and remedies available to it and the lenders under the loan documents or applicable law. Because the Offer is conditioned upon satisfaction of the non-waivable Minimum Tender Condition, if the Offer is successful, an event of default under the Credit Facility will occur. Parent intends, however, to discuss with the agent to the lenders under the Credit Facility alternatives to avoid default. As disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, the Company had outstanding borrowings of $102.8 million under the Credit Facility as of September 30, 2012.

The foregoing description of the Company’s existing indebtedness is qualified in its entirety by reference to the definitive documents governing that indebtedness, copies of which have been filed by the Company with the SEC. See Section 7—“Certain Information Concerning the Company”.

Market for the Shares. The purchase of the Shares pursuant to the Offer will reduce the number of holders of the Shares and the number of the Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of the Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. The Shares are listed on the NYSE. Depending upon the number of the Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the NYSE for continued listing on the NYSE. The guidelines of the NYSE establish certain criteria that, if not met, could lead to the delisting of the Shares from the NYSE. Among such criteria are the number of stockholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of the Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

If the NYSE were to delist the Shares, it is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the Nasdaq SmallCap Market, the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares would, however, depend upon the number of holders of the Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on the NYSE. Parent and Purchaser currently intend to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after successful completion of the Offer as the requirements for termination of registration are met.

14. Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement and Related Agreements,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of Parent, the Company will not, and will not allow its subsidiaries to, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of any of the outstanding Shares, other than ordinary quarterly dividends declared and paid by the Company in an amount of no more than $0.075 per Share or dividends payable by TIMET Savoie, S.A. consistent with past practice (which we refer to as “Permitted Dividends”) and dividends and distributions by a subsidiary of the Company to the Company or any direct or indirect wholly owned subsidiary of the Company. The Offer will have no effect on the payment of the fourth quarter dividend. Stockholders of record as of the December 7, 2012 record date will receive the dividend regardless of whether they tender their Shares, even if they tender their Shares before the record date.

Without prejudice to Purchaser’s rights under Section 15—“Conditions of the Offer,” subject to the provisions of Section 15 and the Merger Agreement, the Offer Price will be adjusted to the extent appropriate to reflect the effect of any stock split, division or subdivision of the Shares, stock dividend (including any dividend or distribution of securities convertible into the Shares), cash dividend (other than Permitted Dividends), reverse stock split, consolidation or combination of the Shares, reclassification, recapitalization or other similar transaction with respect to the Shares occurring or having a record date on or after the date of the Merger Agreement and prior to the closing of the Offer.

15. Conditions of the Offer.

Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and (subject to the provisions of the Agreement) may terminate the Offer and not accept for payment any tendered Shares if, (a) the Minimum Tender Condition is not satisfied at the Expiration Date, (b) the Notice Period Condition is not satisfied at the Expiration Date, (c) the applicable waiting period under the HSR Act has not expired or terminated before Expiration Date, (d) the European Commission has not authorized the Offer and the Merger or the applicable waiting period has not expired pursuant to the EU Merger Regulation before the Expiration Date or (e) any of the following conditions exists or has occurred and is continuing at the Expiration Date:

•

any law, injunction, judgment or ruling, enacted, promulgated, issued, entered, amended or enforced by a court or other governmental authority is in effect that would prevent or make illegal the Offer, the acceptance for payment or purchase of the Shares or any other transaction contemplated by the Merger Agreement or the Support Agreement;

•

the representations and warranties of the Company set forth in the Merger Agreement are not true and correct at the Expiration Date as though made on and as of the Expiration Date (except to the extent the representations and warranties speak as of an earlier date, in which case they must be true and correct as of the earlier date). For purposes of determining the satisfaction of this condition, (i) no effect is given to any exception in those representations and warranties relating to materiality or a Material Adverse Effect (other than the representation regarding the absence of a Material Adverse Effect on the Company since December 31, 2011 and the representations and warranties regarding the capitalization of the Company;

authority of the Company to enter into, and the enforceability of, the Merger Agreement; and the approval of the Company Board and the Special Committee) and (ii) all such representations and warranties (other than the representations and warranties regarding the capitalization of the Company; authority of the Company to enter into, and the enforceability of, the Merger Agreement; and the approval of the Company Board and the Special Committee) are deemed to be true and correct in all respects unless the failure of those representations and warranties to be true and correct, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect;

•	a Material Adverse Effect occurred after November 9, 2012 with respect to the Company;

•

an action, complaint or investigation relating the Merger Agreement, including the Offer, the Merger or any other transaction contemplated by the Merger Agreement and the Support Agreement commenced and is pending by a governmental authority seeking to delay, restrain or otherwise prohibit making or closing the Offer, the Merger or any other transactions contemplated by the Merger Agreement and the Support Agreement, or to obtain material damages in connection with the Merger Agreement, the Offer, the Merger or any other the transactions contemplated by the Merger Agreement and the Support Agreement;

•	Section 203 of the DGCL applies to the Offer and the Merger;

•

the Company has not performed or complied in all material respects with its obligations, agreements or covenants required to be performed or complied with under the Merger Agreement at or before the Expiration Date, and the breach or failure has not been cured at or before the Expiration Date;

•	the closing of the Offer would constitute a violation of or default under any federal or state securities laws, rules or regulations; or

•	the Merger Agreement has been terminated in accordance with its terms or the Offer has been terminated in accordance with the terms of the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser. Except for the Minimum Tender Condition and the Notice Period Condition, Parent or Purchaser may waive any of the conditions in whole or in part at any time and from time to time and in its sole discretion, subject in each case to the terms of the Merger Agreement. If Parent or Purchaser waives a condition, that condition is deemed satisfied. The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement. The failure by Parent, Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights is not a waiver of that right, the waiver of any right with respect to particular facts and circumstances is not deemed a waiver with respect to any other facts and circumstances and each right is deemed an ongoing right that may be asserted at any time and from time to time.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Offer to Purchase, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by Purchaser’s acquisition of the Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of the Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “—State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of the Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, any of which under certain conditions specified in the Merger Agreement, could cause Purchaser to elect to terminate the Offer without the purchase of the Shares thereunder under certain conditions. See Section 15—“Conditions of the Offer.”

State Takeover Statutes. A number of states (including Delaware, where the Company is incorporated) have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. To the extent that these state takeover statutes purport to apply to the Offer or the Merger, we believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Company has elected in its certificate of incorporation and bylaws not to be governed by Section 203 of the DGCL.

Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and the Company, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of the Shares, and Purchaser might be unable to accept for payment or pay for the Shares tendered pursuant to the Offer, or be delayed in continuing or completion of the Offer or the Merger. In that case, Purchaser may not be obligated to accept for purchase, or pay for, any of the Shares tendered. See Section 15—“Conditions of the Offer.”

Legal Proceedings.

On November 13, 2012, the Company, members of the Company Board and Parent were named as defendants in a purported class action lawsuit brought by the Company’s stockholders challenging the proposed transaction, which was filed in the Court of Chancery of the State of Delaware and captioned Ira J. Gaines et al. v. Titanium Metals Corp. et al., Case Number 8029 (the “Gaines Action”). On November 19, 2012, the Company, a Company officer, members of the Company Board, Parent and Purchaser were named as defendants in a second purported class action lawsuit, also brought by the Company’s stockholders challenging the proposed transaction and filed in the Court of Chancery of the State of Delaware, captioned Edith Strom v. Titanium Metals Corp. et al., Case Number 8040 (the “Strom Action” and together with the Gaines Action, the “Delaware Actions”). The Gaines Action seeks certification of a class of the Company’s stockholders and generally alleges, among other things, that: (i) each member of the Company Board breached his fiduciary duties in connection with the transactions contemplated by the Merger Agreement, and (ii) Parent aided and abetted the purported breaches of fiduciary duties by the Company Board. The Strom Action seeks certification of a class of the Company’s stockholders and generally alleges, among other things, that: (i) each member of the Company Board and the defendant Company officer breached his fiduciary duties in connection with the transactions contemplated by the Merger Agreement, and (ii) Parent and the Company aided and abetted the purported breaches of fiduciary duties by the Company Board. The Delaware Actions both seek, among other relief, an injunction prohibiting the transactions contemplated by the Merger Agreement, rescission in the event such transactions are consummated, damages and attorneys’ fees and costs.

On November 14, 2012, the Company, members of the Company Board Parent, and Purchaser were named as defendants in a shareholder petition challenging the proposed transaction and filed in the County Court of Dallas County, Texas, captioned Kristy Jane Flynn v. Titanium Metals Corp. et al., Case Number CC-12-06855-A (the “Flynn Action”). On November 16, 2012, the Company, members of the Company Board, Parent and Purchaser were named as defendants in a second shareholder petition, also challenging the proposed transaction, filed in the County Court of Dallas County, Texas and captioned Kenneth Blew v. Titanium Metals Corp. et al., Case Number CC-12-06915-B (the “Blew Action” and together with the Flynn Action, the “Texas Shareholder Petitions”). The Texas Shareholder Petitions include allegations substantially similar to each other that, among other things: (i) each member of the Company Board breached his fiduciary duties in connection with the transactions contemplated by the Merger Agreement, and (ii) the Company, Parent and Purchaser aided and abetted the purported breaches of fiduciary duties by the Company Board. The Texas Shareholder Petitions seek, among other relief, an injunction prohibiting the transactions contemplated by the Merger Agreement, rescission in the event such transactions are consummated and attorneys’ fees and costs. On November 16, 2012, the Company, members of the Company Board, Parent and Purchaser were named as defendants in a purported class action lawsuit brought by the Company’s stockholders challenging the proposed transaction, filed in the County Court of Dallas County, Texas and captioned Doug Gardner v. Titanium Metals Corp. et al., Case Number CC-12-06941-D (the “Gardner Action” and together with the Texas Shareholder Petitions, the “Texas Actions”). The Gardner Action seeks certification of a class of the Company’s stockholders and contains allegations substantially similar to the allegations in the Texas Shareholder Petitions and seeks substantially the same relief.

United States Antitrust Compliance. Under the HSR Act, and the related rules and regulations, certain transactions may not be completed until certain information and documentary material (which we refer to as the “HSR Form”) has been furnished for review by the Federal Trade Commission (which we refer to as the “FTC”) and the Antitrust Division of the Department of Justice (which we refer to as the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of the Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of the HSR Form concerning the Offer by Parent with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. On November 14, 2012, Parent and the Company each filed Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of the Shares in the Offer and the Merger, and, accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City Time, on November 29, 2012, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information and documentary material (which we refer to as the “Second Request”) prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten (10) calendar days following the date of Parent’s substantial compliance with the Second Request, which may be extended by agreement by the parties and the government for additional time. The FTC or the Antitrust Division may terminate the additional waiting period before its expiration. Complying with a Second Request for additional information and documentary material can take a significant period of time.

Before or after the purchase of the Shares by Purchaser, if the FTC or the Antitrust Division believes the transaction violates the antitrust laws they may take action, including seeking to enjoin the purchase of the Shares in the Offer and the Merger, or through court action or negotiation the divestiture of the Shares purchased in the Offer or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

European Union Antitrust Compliance. Under the EU Merger Regulation, certain transactions may not be completed unless the respective transaction has been notified to the European Commission and the European Commission has declared the notified transaction compatible with the common market or is deemed to have declared such transaction compatible due to the expiry of certain waiting periods without notice from the European Commission. Under the provisions of the EU Merger Regulation, the initial (Phase I) review period is twenty five (25) working days. Parent filed the Form CO notification with the European Commission in connection with the purchase of the Shares in the Offer and the Merger on November 14, 2012, and, accordingly, the European Commission Phase I review period is due to expire on December 19, 2012. If the European Commission has serious doubts whether a notified transaction is compatible with the common market, it may initiate Phase II proceedings, which last an additional ninety (90) to one hundred twenty five (125) working days. The European Commission could prohibit the acquisition of the Shares in the Offer and the Merger by declaring that the concentration is incompatible with the common market or the European Commission could require, as a condition to clearance, a remedy such as the divestiture of substantial assets of Parent or its subsidiaries, or of the Company or its subsidiaries or certain behavioral remedies such as entering into supply agreements. Although we believe that the acquisition of the Shares in the Offer and the Merger are not incompatible with the common market, there can be no assurance that a challenge to the Offer will not be made by the European Commission or, if a challenge is made, what the result will be.

17. Fees and Expenses.

Parent and Purchaser have retained Georgeson Inc. to be the Information Agent (which we refer to as the “Information Agent”) and Computershare to be the Depositary in connection with the Offer. The Information Agent may contact holders of the Shares by mail, telephone, telecopy, telegraph and personal interview and may request brokers, bankers and other nominees to forward materials relating to the Offer to beneficial owners of the Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker, banker or other nominee or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of the Shares pursuant to the Offer. Brokers, bankers and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of the Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, banker, nominee or other person shall be deemed to be the agent of Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company is expected to file with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning the Company” above.

ELIT ACQUISITION SUB CORP.

November 20, 2012

SCHEDULE I

DIRECTORS AND OFFICERS

OF PARENT AND PURCHASER

1. Directors and Executive Officers of Parent. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of Parent. The business address of each person is 4650 S.W. Macadam Avenue, Suite 400, Portland, Oregon 97239-4262 and the phone number is (503) 946-4800. Unless otherwise indicated, each person is a citizen of the United States.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Mark Donegan	Chairman and Chief Executive Officer of Parent. Mr. Donegan came to Parent from General Electric Company in 1985. He held numerous management positions with Parent before becoming Chairman. Prior to assuming his current responsibilities, Mr. Donegan was President of Parent and was elected to the position of Chairman following the Annual Meeting of Shareholders in August 2003. Mr. Donegan was a director of Rockwell Collins, Inc., an aerospace and defense company based in Cedar Rapids, Iowa, within the past five years.

Don R. Graber	President and Chief Executive Officer of Colleton Enterprises LLC, a private consulting and investment company located in Dayton, Ohio, since March 2005. From 1997 to 2004, Chairman, President and Chief Executive Officer of Huffy Corporation, a manufacturer of wheeled products; retired from Huffy in January 2004. In October 2004, Huffy Corporation filed a petition for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code. Mr. Graber was a director of MTC Technologies, Inc., an engineering and defense company based in Dayton, Ohio, within the past five years.

Gen. Lester L. Lyles (Ret.)	Independent consultant since 2003. Prior to that time, Mr. Lyles served in the U.S. Air Force for over 35 years, most recently as Commander of the U.S. Air Force Materiel Command from 2000 to 2003. Mr. Lyles is also a director of General Dynamics Corporation, an aerospace and defense company based in Falls Church, Virginia, and KBR, Inc., an engineering, construction and services company based in Houston, Texas. Mr. Lyles was a director of MTC Technologies, Inc., an engineering and defense company based in Dayton, Ohio, and DPL Inc., a power and lighting company based in Dayton, Ohio, within the past five years.

Daniel J. Murphy	Retired; from October 2003 until November 2009, Chief Executive Officer of Alliant Techsystems Inc. (which we refer to as “ATK”), a supplier of aerospace and defense products and ammunition based in Arlington, Virginia, and Chairman of ATK from April 2005 until November 2009. Mr. Murphy was a director of Lyondell Chemical Company, a chemical manufacturer based in Houston, Texas, within the past five years. Prior to his leadership at ATK, Mr. Murphy achieved the rank of Vice Admiral as part of a 30-year career with the U.S. Navy.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Vernon E. Oechsle	Retired; until May 2001, Chairman and Chief Executive Officer of Quanex Corporation, a manufacturer of steel bars, aluminum shapes and steel tubes and pipes based in Houston, Texas. Prior to joining Quanex, Mr. Oechsle was an Executive Vice President with AlliedSignal, Inc.

Steven G. Rothmeier	Chairman of Great Northern Capital, a private investment and merchant banking firm based in St. Paul, Minnesota, since March 1993, and Chief Executive Officer of Great Northern Capital from March 1993 until April 2010. Mr. Rothmeier is also a director of Great Northern Asset Management financial investment advisory firm based in St. Paul, Minnesota, and he was a director of Waste Management, Inc., a waste management services company based in Houston, Texas, and Meritor, Inc., a commercial and industrial auto parts supply company based in Troy, Michigan, within the past five years. Mr. Rothmeier is a former chief executive officer of Northwest Airlines and in addition to the directorships listed above, he also has served as a director of Alliant Techsystems and Honeywell.

Ulrich Schmidt	Retired; from August 2005 until October 2009, Executive Vice President and Chief Financial Officer of Spirit AeroSystems Holdings, Inc., a designer and manufacturer of aerostructures based in Wichita, Kansas; from October 2000 until August 2005, Executive Vice President and Chief Financial Officer of Goodrich Corporation, a supplier of products and services to the commercial and general aviation airplane markets and the global defense and space markets.

Richard L. Wambold	Retired; from November 1999 until February 2011, Chief Executive Officer of Pactiv Corporation, a producer of consumer and foodservice/food packaging products based in Lake Forest, Illinois, and Chairman of Pactiv from March 2000 until November 2010. Mr. Wambold is also a director of Cooper Tire and Rubber Company, a tire manufacturer based in Findlay, Ohio, and Sealed Air Corporation, a food safety and packaging company based in Elmwood Park, New Jersey.

Timothy A. Wicks	Executive Vice President, Operations, of OptumInsight, an operating division of UnitedHealth Group Incorporated (which we refer to as “UHG”), a diversified health care company based in Eden Prairie, Minnesota. From May 2010 until April 2012, President of Ingenix Outsourcing, a business unit of OptumInsight. From October 2008 to April 2010, Mr. Wicks served as an executive officer of YRC Worldwide, Inc., a transportation service provider based in Overland Park, Kansas, initially as Executive Vice President of Finance and Chief Financial Officer and subsequently as President and Chief Operating Officer. Prior to working at YRC Worldwide, Mr. Wicks held numerous management positions with Unitedhealthcare, the largest operating division of UHG, including Senior Vice President, Strategic Growth Initiatives (2006-2008) and Senior Vice President, Product Development and Management (2004-2006). Mr. Wicks was a director and non-executive chairman of GenCorp Inc., an aerospace and defense products manufacturer based in Rancho Cordova, California, within the past five years.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Shawn R. Hagel	Executive Vice President, Chief Financial Officer and Assistant Secretary; Elected Executive Vice President in August 2012 and Chief Financial Officer and Assistant Secretary in 2008. Previously was elected Senior Vice President in 2008 and Vice President and Corporate Controller in 2000.

Kenneth D. Buck	Executive Vice President and President - Forged Products; Elected Executive Vice President and President - Forged Products in 2010. Previously was elected Executive Vice President and President - PCC Airfoils and Wyman-Gordon in 2008 and Senior Vice President and President - PCC Airfoils in 2005.

Kevin M. Stein	Executive Vice President and President - PCC Structurals; Elected Executive Vice President in 2009 and President - PCC Structurals in 2011. Previously was elected President - Fastener Products Division in 2009. Prior to joining PCC, he was a Division President for Cooper Industries, an electrical component and tools manufacturer based in Maynooth, Ireland, and General Manager for Tyco Electronics, a data and power engineered solutions manufacturer based in Schaffhausen, Switzerland.

Roger A. Cooke	Senior Vice President, General Counsel and Secretary; Elected Senior Vice President, General Counsel and Secretary in 2008. Previously was elected Vice President - Regulatory and Legal Affairs and Secretary in 2000.

Kirk G. Pulley	Vice President - Strategic Planning and Corporate Development since 2004. Previously, he was a Vice President in investment banking with Goldman Sachs.

2. Directors and Executive Officers of Purchaser. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of Purchaser. The business address of each person is 4650 S.W. Macadam Avenue, Suite 400, Portland, Oregon 97239-4262 and the phone number is (503) 946-4800. Unless otherwise indicated, each person is a citizen of the United States.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years (a), (b)
Shawn R. Hagel	Director and Executive Vice President and Chief Financial Officer.

Roger A. Cooke	Director and Senior Vice President, Secretary and General Counsel.

(a)	Each executive officer and director was appointed on the date Purchaser was incorporated.
(b)	Ms. Hagel and Mr. Cooke also serve as executive officers of Parent. See “1. Directors and Executive Officers of Parent.”

The Letter of Transmittal and certificates evidencing the Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, banker or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Tender Offer is:

Computershare

By Mail: Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	By Facsimile Transmission: (for eligible institutions only) (617) 360-6810 Confirm facsimile by telephone: (781) 575-2332 (for confirmation only)	By Overnight Courier: Computershare c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Questions or requests for assistance may be directed to the Information Agent at its telephone number and address set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact their broker, banker or other nominee for assistance concerning the Offer.

The Information Agent for the Tender Offer is:

199 Water Street, 26th Floor

New York, NY 10038

Stockholders, Banks and Brokerage Firms May Call Toll-Free:

(888) 661-5651